Exhibit 99.2

KINROSS GOLD CORPORATION

NOTICE OF THE 2010 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on May 5, 2010 at 10:00 a.m. (Toronto time), for the following purposes:

(a)                  to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the report of the auditors thereon;

(b)                 to elect directors of the Company for the ensuing year;

(c)                  to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(e)                  to transact such other business as may properly come before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution to fix the close of business on March 16, 2010 as the record date for the determination of the registered holders of common shares that will be entitled to notice of the Meeting and any adjournment of the Meeting.  Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10:00 a.m. (Toronto time) on May 3, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

DATED at Toronto, Ontario this 25th day of March, 2010.

By Order of the Board of Directors

“Shelley M. Riley”
Shelley M. Riley
Vice-President, Administration and
Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Q & A ON VOTING RIGHTS AND SOLICITATION OF PROXIES

This management information circular (“Circular”) is dated March 25, 2010 and, unless otherwise stated, the information in this Circular is as of March 24, 2010.

What is this document?

This Circular is a management information circular sent to shareholders in advance of the annual meeting of the shareholders (“Meeting”) as set out in the Notice of the 2010 Annual Meeting of Shareholders (“Notice of Meeting”).  The Circular provides additional information respecting the business of the Meeting, Kinross Gold Corporation (“Kinross” or the “Company”) and its directors (each a “Director” and, collectively the “Directors” or the “Board”) and senior executive officers.  For ease of reference, a Glossary of capitalized terms used in this Circular can be found starting at page 4.  All dollar amounts referenced in this Circular, unless indicated otherwise, are expressed in Canadian Dollars and U.S. Dollars are referenced as US$.  References in this Circular to the Meeting include any adjournment or adjournments that may occur.  A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company.  Costs associated with the solicitation will be borne by the Company.  The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid.  In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of approximately $55,000.

Who is eligible to vote?

Holders of common shares of the Company (“Common Shares”) at the close of business on March 16, 2010 (the “Record Date”) and their duly appointed representatives.

How do I vote?

If you are a registered shareholder, you may vote your shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote my shares in person?

If you are a registered shareholder and plan to attend the Meeting on May 5, 2010, and wish to vote your shares in person, do not complete the enclosed form of proxy as your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting. If your shares are held in an account with a nominee, please see the answer to the question “How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I know if I am a “registered” shareholder or a “beneficial owner”?

A holder of Common Shares may own such shares in one or both of the following ways:

1.               If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by Kinross through the Transfer Agent.

2.               If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “beneficial” shareholder and he or she will not have a physical share certificate.  Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot.  Because a registered shareholder is known to Kinross and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted.  This procedure prevents a shareholder from voting his or her shares more than once.  Only the registered shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most shareholders are “beneficial owners” who are non-registered shareholders.  Their Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depositary Services Inc.).  Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Common Shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to John E. Oliver or Shelley M. Riley (the “Named Proxyholders”) to vote your shares at the Meeting in accordance with your instructions. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 3, 2010, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of the Meeting or any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

A shareholder who has voted by proxy may revoke it any time prior to its use.  To revoke a proxy, a registered shareholder may deliver a written notice to the registered office of the Company at 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting.  A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered shareholder by delivering written notice to the chair of the Meeting.  In addition, the proxy may be revoked by any other method permitted by applicable law.  The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization.  If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such shares will be voted:

•                  FOR the election as Directors of the Company of the proposed nominees set forth in this Circular.

•                  FOR the appointment of KPMG LLP as auditors and authorization of the Directors to fix their remuneration.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment.  At the date of this Circular, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many shares are entitled to vote?

As of March 24, 2010, there were 696,759,237 Common Shares outstanding, each share carrying the right to one vote per Common Share.

Who are the principal shareholders of the Company?

To the knowledge of the Directors and executive officers of the Company, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

How do I vote if my shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting.  If your Common Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee.  As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold unless you have instructed the nominee otherwise.  The purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own.  Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Kinross shares will be voted.  If you are a non-registered shareholder and wish to:

•                  vote in person at the Meeting; or

•                  change voting instructions given to your nominee; or

•                  revoke voting instructions given to your nominee and vote in person at the Meeting,

follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone at 1 (800) 775-5159, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1 (866) 545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 36, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

GLOSSARY OF TERMS

“AIF” means the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com);

“At-Risk Value” means the “in the money” value of the applicable equity units calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of $19.37;

“ASDP” means the automatic securities disposition plan implemented by the Company in 2009 (as more particularly described on page 25).

“Average Salary” means the average year-end base salary for an NEO for the most recent 3 years.

“Beneficial shareholder” or “beneficial owner” means a non-registered shareholder or, more specifically, a shareholder that holds its/his/her shares through an intermediary such as a bank, broker or other nominee;

“Board” means, collectively, the Directors of the Company;

“Burn Rate” means the number of Options issued by the Company each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Circular” means this management information circular dated March 25, 2010;

“Code” means the Company’s Code of Business Conduct and Ethics, as may be amended, restated and/or replaced from time to time with the approval of the Board;

“Committees” means collectively the committees of the Board in place from time to time including the Audit  and Risk Committee, Corporate Governance Committee, Corporate Responsibility Committee, Human Resources, Compensation and Nominating Committee and Special Committee;

“Common Shares” means common shares of the Company;

“Company” or “Kinross” means Kinross Gold Corporation;

“Corporate Governance Guidelines” means the Canadian Securities Administrators’ national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005.

“Deferred Payment Date” means the date determined by an eligible Plan participant that is after the Restricted Period and before an eligible Plan participant’s retirement date or termination date;

“Deferred Share Unit” or “DSU” means deferred share units of the Company issued to its independent Directors pursuant to and in accordance with the Company’s Deferred Share Unit Plan, each representing an amount owed by the Company having the same value as one Common Share;

“Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Director” means a member of the board of directors of Kinross Gold Corporation;

“Employment Agreements” means, collectively, the agreements that each of the Named Executive Officers have with the Company in respect of their employment with the Company;

“ERA Plan” means executive retirement allowance plan of which the Named Executive Officers and certain other senior executives of the Company are members;

“Four-Point Plan” means corporate goals of the Company set on an annual basis by the Company’s senior leadership team comprised of the Named Executive Officers and certain other senior executives of the Company;

“HRCNC” means Human Resources, Compensation and Nominating Committee of the Board;

“Meeting” means the 2010 Annual Meeting of shareholders of the Company to be held on May 5, 2010 at 10:30 a.m. Toronto time at Design Exchange, 234 Bay Street, Toronto, Ontario;

“Mercer” means Mercer (Canada) Limited independently retained by the HRCNC as an advisor.

“Named Executive Officers” or “NEOs” means the Company’s Chief Executive Officer and Chief Financial Officer, and the three other most highly compensated executive officers of the Company whose total salary and short-term incentives exceeded $150,000 for the year 2009 specifically being, the Company’s Chief Operating Officer, Executive Vice-President, Corporate Development and Executive Vice-President & Chief Legal Officer;

“Named Proxyholders” means John E. Oliver or Shelley M. Riley;

“Notice of Meeting” means the Notice of the 2010 Annual Meeting of Shareholders accompanying this Circular;

“NYSE” means the New York Stock Exchange;

“NYSE Standards” means the corporate governance listing standards of the NYSE;

“OBCA” means Ontario Business Corporations Act, as amended from time to time;

“Options” means Common Share stock options issued to senior management of the Company pursuant to and in accordance with the Company’s Stock Option Plan;

“Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year;

“Record Date” means the close of business (Toronto time) on March 16, 2010;

“registered shareholder” or “registered owner” means a shareholder of the Company in possession of a physical Common Share certificate as recorded with the Transfer Agent;

“Restricted Period” means the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the HRCNC;

“Restricted Performance Share Unit” or “RPSU” means restricted share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Unit Plan, each representing upon expiry of the Restricted Period, and subject to performance conditions set out in the applicable award, a right to receive one Common Share subject to tax withholdings;

“Restricted Share Unit” or “RSU” means restricted share units issued to employees of the Company pursuant to and in accordance with the Company’s Restricted Share Unit Plan, each representing upon expiry of the Restricted Period a right to receive one Common Share subject to tax withholdings;

“SEC” means the United States Securities and Exchange Commission;

“Shareholder” means a holder of Common Shares;

“Strategic Plan” means long-term strategic plan of the Company;

“Transfer Agent” means the transfer agent of the Company Computershare Investor Services Inc.; and

“Triggering Event” has the meaning given on page 33.

“TSX” means the Toronto Stock Exchange.

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting shareholders of the Company will be asked to consider and, as required, vote on the following five matters:

(a)   Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the report of the auditors on the financial statements will be received.

(b)   Election of Directors

The Board is currently comprised of nine Directors, following the resignation of Mr. Wilson N. Brumer for personal reasons effective January 31, 2010.

At the Meeting, the shareholders will be asked to elect nine Directors in accordance with the Company’s majority voting policy (see “Corporate Governance - Majority Voting for Directors” on page 42).  All Directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.  The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of Directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason at or prior to the Meeting, the Named Proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Details respecting the nominees for election as Directors are set out under “Nominees for Election as Directors”.

(c)   Appointment of Auditors

The shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company.  It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board.

For fiscal years ended December 31, 2009 and December 31, 2008, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees(1)	2009 ($)(2)	% of Total Fees(3)	2008 ($)(2)	% of Total Fees(3)
Audit Fees:
Kinross — general	2,255,000	58	2,607,000	62
Kinross — securities matters	313,000	8	337,000	8
Total Audit Fees	2,568,000	66	2,944,000	70
Audit — Related Fees:
Translation services	130,000	3	—	—
Due Diligence	—	—	303,000	7
Other	52,000	1	—	—
Total Audit — Related Fees	182,000	4	303,000	7
Tax Fees:
Compliance	—	—	323,000	8
Planning and advice	331,000	9	784,000	13
Total Tax Fees	331,000	9	867,000	21
All Other Fees:	792,000	20	100,000	2
Total Fees	3,873,000	100	4,454,000	100

(1)          For a description of these fees, see the Company’s Annual Information Forms for the fiscal years ended December 31, 2009 and 2008.

(2)          These amounts are rounded to the nearest $1,000.

(3)          All percentages are rounded to the nearest whole percent.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

NOMINEES FOR ELECTION AS DIRECTORS

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as Directors.  The shareholders can vote for or withhold from voting on the election of each Director on an individual basis.  Unless authority is withheld, the Named Proxyholders, if named as proxy, intend to vote for these nominees.  All of the nominees have established their eligibility and willingness to serve as Directors.  Unless stated otherwise, the biographical and background information set out below is current as of December 31, 2009, and the information is as of December 31 of the noted year.

John A. Brough, 63

Toronto, Ontario, Canada

Director Since:

January 19, 1994

Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998.  From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry.  Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of the Institute of Corporate Directors.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	Silver Wheaton Corp.
Audit and Risk Committee(1)	7 of 7	100%	First National Financial Income Fund
HRCNC	9 of 10	90%	Canadian Real Estate Investment Trust (CREIT)
			Quadra Mining Ltd.

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	6,416	16,114.55	22,530.55	436,417	Yes
2008	6,416	14,595.43	21,011.43	472,757
Change	—	1,519.12	1,519.12	(36,340)

Total Equity At-Risk Amount (Common Shares and DSUs):  2009 — $436,417; 2008 - $472,757

Tye W. Burt, 53

Toronto, Ontario, Canada

Director Since:

March 23, 2005

Non-Independent — President & Chief Executive Officer of the Company

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March 2005.  Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation (“Barrick”). From December 2002 to February 2004, he was Executive Director of Corporate Development and a director of Barrick.  From May 2002 to December 2002, he was consulting on a full time basis to Barrick.  From 2000 to May 2002, he was President of Cartesian Capital Corp. Prior to 2000, Mr. Burt was Chairman of Deutsche Bank Canada and Managing Director of the Global Mining and Metals Group of Deutsche Bank AG. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. Mr. Burt is Vice-Chair of the Board of Governors of the University of Guelph and a member of the Board of Governors of the Duke of Edinburgh Charter for Business. Mr. Burt sits as Kinross’s representative on Russia’s Foreign Investment Advisory Council. Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws from Osgoode Hall Law School and holds a Bachelor of Arts from the University of Guelph.

2009 Board Membership(3)	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	None

Securities Held

Fiscal Year	Common Shares (#)	Restricted Share Units (“RSUs”) (#)	Total Common Shares and RSUs† (#)	Total At-Risk Value of Common Shares and RSUs† ($)	Meets Share Ownership Guidelines(2)
2009	365,770	329,971	695,741	13,476,503	Yes
2008	288,604	323,704	612,308	13,776,930
Change	77,166	6,267	83,433	(300,427)

†  Common Shares and RSUs, including RPSUs, under Kinross’ RSU Plan.

Options Held

Date Granted	Expiry Date	Exercise Price ($)	Options Granted and Vested (#)	Total Unexercised (#)	At-Risk Value of Options Unexercised ($)‡
3 Apr 2006	Apr. 3/11	12.73	150,000	150,000	996,000
2 Jan 2007	Jan. 2/12	13.82	200,000	200,000	1,110,000
12 Dec 2007	Dec. 12/12	18.10	115,340	173,010	219,723
26 Feb 2008	Feb 26/13	23.79	188,697	283,046	—
23 Feb 2009	Feb 23/14	23.74	89,750	269,250	—
Total			743,787	1,075,306	2,325,723

Total Equity At-Risk Amount (Common Shares, RSUs & Options):  2009 - $15,802,226; 2008 - $20,182,174;

‡  Calculated based on the total number of Options unexercised as of December 31, 2009.

John K. Carrington, 66

Thornhill, Ontario, Canada

Director Since:

October 26, 2005

Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively.  Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	None
Corporate Governance	4 of 4	100%
Corporate Responsibility(6)	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines
2009	Nil	15,467.79	15,467.79	299,611	Yes
2008	Nil	11,404.60	11,404.60	256,603
Change	—	4,063.19	4,063.19	43,008

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $299,611; 2008 - $256,603

John M.H. Huxley, 64

Toronto, Ontario, Canada

Director Since:

May 31, 1993

Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006.  Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States.  He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	Nordex Explosives Ltd.
Audit and Risk Committee(1)	7 of 7	100%	Phoenix Coal Inc.
HRCNC	9 of 10	90%
Risk(1)	2 of 2	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	41,603	32,313.70	73,916.70	1,431,766	Yes
2008	41,603	27,154.07	68,757.07	1,547,034
Change	—	5,159.63	5,159.63	(115,268)

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $1,431,766; 2008 - $1,547,034

John A. Keyes, 66
The Woodlands, Texas, U.S.A.

Director Since:

March 3, 2003

Independent

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia.  Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto.  Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.  He is also a member of the Institute of Corporate Directors.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	None
Corporate Responsibility(6)	4 of 4	100%
Risk(1)	2 of 2	100%
Corporate Governance(4)	2 of 2	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	—	28,938.99	28,938.99	560,548	Yes
2008	11,666	23,931.73	35,597.73	800,949
Change	(11,666)	5,007.26	(6,658.74)	(240,401)

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $560,548; 2008 - $800,949

Catherine McLeod-Seltzer, 49

Vancouver, B.C., Canada

Director Since:

October 26, 2005

Independent

Ms. McLeod-Seltzer is the Chairman and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim Mining Corp. since 1997.  From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelors degree in Business Administration from Trinity Western University.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	Bear Creek Mining Corporation
Corporate Responsibility(6)	3 of 4	75%	Pacific Rim Mining Corp.
HRCNC	10 of 10	100%	Stornoway Diamond Corporation
			Troon Ventures

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	Nil	14,201.83	14,201.83	275,089	No*
2008	Nil	10,810.08	10,810.08	243,227
Change	—	3,391.75	3,391.75	31,862

Total Equity At-Risk Amount (Common Shares & DSUs): 2009 - $275,089; 2008 - $243,227

*            Ms. McLeod-Seltzer will meet the current requirement upon completion of a pending transaction which is expected to close in the second quarter of 2010. The due date for meeting the current requirement is December 31, 2010.

George F. Michals, 74
Vero Beach, Florida, U.S.A.

Director Since:

January 31, 2003

Independent

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007.  Mr. Michals has also served as an active member on the boards of a number of private and public companies.  Prior to January 2003, Mr. Michals was the Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.  He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	None
Corporate Governance	4 of 4	100%
HRCNC(5)	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	32,917	20,799.93	53,716.93	1,040,497	Yes
2008	62,917	19,622.06	82,539.06	1,857,129
Change	(30,000)	1,177.87	(28,822.13)	(816,632)

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $ 1,040,497; $ 2008 - $1,857,129;

John E. Oliver, 60
Halifax, Nova Scotia, Canada

Director Since:

March 7, 1995

Independent

Mr. Oliver was most recently Senior Vice President, Atlantic Region, of Bank of Nova Scotia from March 2004 until his retirement in August, 2008.  Mr. Oliver was previously the Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999.  From 1997 to 1999 Mr. Oliver was the Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia.  Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	None
HRCNC	10 of 10	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	7,360	61,299.98	68,659.98	1,329,944	Yes
2008	7,360	54,485.57	61,845.57	1,391,525
Change	—	6,814.41	6,814.41	(61,581)

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $1,329,944; 2008 - $1,391,525

Terence C.W. Reid, 68
Toronto, Ontario, Canada

Director Since:

January 5, 2005

Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a member of the Institute of Corporate Directors.

2009 Board/Committee Membership	2009 Attendance		Public Board Membership
Board of Directors	14 of 14	100%	Pizza Pizza Royalty Income Fund
Audit & Risk Committee	7 of 7	100%
Corporate Responsibility(6)	4 of 4	100%

Securities Held

Fiscal Year	Common Shares (#)	Deferred Share Units (“DSUs”) (#)	Total Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Meets Share Ownership Guidelines(2)
2009	Nil	28,531.21	28,531.21	552,650	Yes
2008	Nil	21,006.68	21,006.68	472,650
Change	—	7,524.53	7,524.53	80,000

Total Equity At-Risk Amount (Common Shares & DSUs):  2009 - $552,650; 2008 - $472,650

(1)	In August 2009, the Risk Committee was merged with the Audit Committee to form the Audit and Risk Committee.
(2)

For independent Directors the due date for the current requirement is December 31, 2010 - see “Independent Directors’ Share Ownership” on page 12. For Mr. Burt, see “Executive Share Ownership” on page 15.

(3)	Mr. Burt is not a member of any Committee as, due to being President and Chief Executive Officer, he is not an independent Director.
(4)	Mr. Keyes was appointed to the Corporate Governance Committee in August, 2009.
(5)	Mr. Michals was appointed to the HRCN Committee in August, 2009.
(6)	The name of the Environmental Health & Safety Committee was changed to the Corporate Responsibility Committee in November, 2009.

Director Committee Membership and Independence

COMMITTEES (MEMBERS)
Directors	Audit & Risk Committee(2) (3)	Corporate Governance Committee (3)	Corporate Responsibility Committee (4)	Human Resources, Compensation and Nominating Committee (4)	Special Committee (4)
Independent Directors
John A. Brough	Chair			Ö	Ö
Wilson N. Brumer(1)
John K. Carrington		Ö	Ö		Ö
John M.H. Huxley	Ö			Ö
John A. Keyes		Ö	Chair
Catherine McLeod-Seltzer			Ö	Ö
George F. Michals		Chair		Ö	Ö
John E. Oliver				Chair	Ö
Terence C.W. Reid	Ö		Ö
Non-Independent Directors
Tye W. Burt

(1)	Mr. Brumer resigned from the Board for personal reasons effective January 31, 2010.
(2)	In August 2009, the Risk Committee was merged with the Audit Committee to form the Audit and Risk Committee.

Compensation of Independent Directors

Independent Directors’ Fees

The Board has established a flat fee structure for all independent Directors, which was revised in July 2009. Under the revised fee structure, independent Directors each receive a flat annual fee of $160,000; the Chair of each Committee receives an additional $10,000; the members of each committee receive an additional $10,000 per Committee; members of the Audit and Risk Committee receive an additional $10,000 and the Chair of the Audit Committee receives $50,000. The Independent Chair receives an additional $215,000 (but does not receive additional fees for acting as a Committee Chair or for being a member of the Special Committee). In addition, Directors receive a travel fee of $2,000 per trip for travel outside of Toronto to the Board / Committee Meetings.  Mr. Oliver does not receive a fee for travel.

The following table sets out details of the flat fee structure for independent Directors effective July 1, 2009:

TYPE OF COMPENSATION	2009 FEES
Board Membership Retainer	$160,000	(1)
Chair of the Board	$210,000	(2)
Committee Chair	$10,000	(3)
Committee Membership	$10,000
Audit Committee Chair	$50,000
Audit Committee Membership	$10,000
Special Committee Membership	$3,000	(4)

(1)

Prior to July 1, 2009, the Board Membership Retainer was $120,000. Accordingly, the Board Membership Retainer paid for the full 2009 fiscal year was $140,000, after prorating the two applicable retainers for the portion the year in which each was effective.

(2)	For 2009, $350,000 in total with the inclusion of Board membership compensation.
(3)	Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being Chair of the HRCNC.
(4)

A fee of $3,000 per meeting was paid to the independent Directors sitting on the Special Committee formed to consider, advise on and make recommendations respecting strategic planning and special transactional matters. Mr. Oliver, as the Independent Chair of the Board, does not receive a fee for being a member of this Committee.

The flat fee is paid 50% in cash and 50% in Deferred Share Units (or DSUs).  On an annual basis, an independent Director can elect to receive a greater percentage of his or her flat fees in DSUs.  However, an independent Director who has exceeded his or her minimum DSU/Common Share ownership requirement, as described below, may elect (on an annual basis) to receive cash for all or any portion of the compensation otherwise payable in DSUs. In addition, independent Directors are also entitled to the reimbursement of their reasonable Board related expenses.

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent Directors and the shareholders of the Company, by linking a portion of annual independent Director compensation to the future value of the Common Shares.  Under the Plan, each independent Director receives, on the last day of each quarter, that number of DSUs having a value equal to 50% of his or her compensation for the current quarter.  On an annual basis, a Director may elect to receive all or part of his or her DSU compensation in cash rather than 50% in DSUs, as long as such Director has exceeded his or her minimum DSU/Common Share ownership requirement established by the Board. The number of DSUs granted to an independent Director is determined by dividing the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant by the value of the portion of the Director’s flat fee to be paid in DSUs.

At such time as an independent Director ceases to be a Director, the Company will make a cash payment to the Director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSUs held on that date.

The table below reflects compensation earned by each of the independent Directors for 2009.

Name	Board Membership Retainer ($)	Independent Chair Retainer ($)	Audit Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Committee Chair Retainer ($)	Other Committee Fees ($)	Special Committee Fees ($)	Travel ($)	Total Fees Paid ($)	Fees Taken in DSUs (%)
J. Brough	140,000	N/A	50,000	22,500	N/A	5,000	12,000	4,000	233,500	0
W.N. Brumer(1)	100,000	N/A	N/A	16,250	N/A	5,000	N/A	6,000	127,250	50
J. Carrington	140,000	N/A	N/A	N/A	N/A	10,000	12,000	2,000	164,000	60
J. Huxley	140,000	N/A	N/A	22,500	10,000	5,000	N/A	2,000	179,500	50
J. Keyes	140,000	N/A	N/A	N/A	15,000	10,000	N/A	8,000	173,000	50
C. McLeod-Seltzer	140,000	N/A	N/A	N/A	N/A	10,000	N/A	8,000	158,000	50
G. Michals	140,000	N/A	N/A	N/A	15,000	10,000	9,000	6,000	180,000	0
J. Oliver	140,000	210,000	N/A	N/A	N/A	N/A	N/A	N/A	350,000	25
T. Reid	140,000	N/A	N/A	22,500	N/A	5,000	N/A	4,000	171,500	100
TOTAL	1,220,000	210,000	50,000	83,750	40,000	60,000	33,000	40,000	1,736,750

(1)

Mr. Brumer was first appointed as a director effective May 6, 2009 and the fees paid to him for 2009 were prorated accordingly. He resigned from the Board for personal reasons effective January 31, 2010.

As President and CEO of the Company, Mr. Burt is the only non-independent Director.  As such, he does not receive any Director fees and is compensated solely as an officer of the Company (see “Compensation Discussion and Analysis” commencing on page 13).  A summary of the compensation earned by Mr. Burt for 2009 is provided in the “Summary Compensation Table” on pages 31-32.

Independent Directors’ Share Ownership

The Board has established a policy requiring each independent Director to hold a minimum value of Common Shares and/or DSUs, determined as a multiple of his/her annual Board Membership Retainer, as follows:

•                  2 times by December 31, 2010

•                  3 times by/after December 31, 2013

In the event an independent Director’s holdings fall below the minimum requirement at or after the applicable due date, the Director will be required to top-up his/her holdings by fiscal year-end to align with the requirement. New Directors are required to receive 50% of their Directors fees in DSUs until such time as they meet the ownership requirements.

The following table outlines the aggregate value of the Common Shares and DSUs held by each independent Director who was on the Board as of December 31, 2009 and whether as of that date he/she met Kinross’ independent Director share ownership requirement.

Name	Eligible Share Holdings ($)(1)	Multiple of Board Retainer	Met Current Requirement(2)	Multiple of Current Requirement(2)
J. Brough	436,417	3.12x	Yes	1.56x
Wilson N. Brumer(3)	57,774	0.41x	No	0.21x
J. Carrington	299,611	2.14x	Yes	1.07x
J. Huxley	1,431,766	10.23x	Yes	5.11x
J. Keyes	560,548	4.00x	Yes	2.00x
C. McLeod-Seltzer	275,089	1.96x	No	0.98x
G. Michals	1,040,497	7.43x	Yes	3.72x
J. Oliver	1,329,944	9.50x	Yes	4.75x
T. Reid	552,650	3.95x	Yes	1.97x

(1)          Common Shares and DSUs, based on the Common Share price on the TSX on December 31, 2009 of $19.37.

(2)          Two times the independent Director’s 2009 Board Membership Retainer compensation by December 31, 2010.  Ms. McLeod-Seltzer will meet the current requirement upon completion of a pending transaction which is expected to close in the second quarter of 2010.

(3)          Mr. Brumer was first appointed as a director effective May 6, 2009. He resigned from the Board for personal reasons effective January 31, 2010.

Mr. Burt’s share ownership requirements are described under “Executive Share Ownership” on page 15.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no Director of the Company is, or within the ten years prior to the date hereof has: (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the Directors and officers of the Company, at the time, in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004.  The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill.  A similar order dated July 6, 2005 was issued by the

Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the Directors and were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

COMPENSATION DISCUSSION AND ANALYSIS

1.                                      Executive Compensation — Overview

Kinross’ executive compensation program covers its most senior leaders: the CEO and his direct reports.  This program includes base pay, a short-term cash incentive, medium and long-term equity incentives, as well as pension and other benefits.

The Kinross executive compensation program is designed to achieve several key objectives:

1.               Enable Kinross to attract, retain, motivate and reward its executives through competitive pay practices;

2.               Reinforce Kinross’ “pay-for-performance” philosophy by:

a)              linking compensation (short-term, medium-term and long-term) to Kinross’ Strategic Plan and annual objectives, and

b)             linking actual payments to individual and team contributions as determined through regular performance evaluation, and to Company performance relative to peers and benchmarks;

3.               Incent and retain high performing executives, and motivate them to achieve exceptional levels of performance through annual compensation awards; and

4.               Align executives with the interests of shareholders by encouraging them to hold shares, and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

Meeting the objectives of the Company’s executive compensation program requires effective management of several key factors, discussed in the following sections:

a)              Market comparators

b)             Compensation elements and mix

c)              Executive share ownership

d)             Compensation approval process

a)                                      Market Comparators — refer to details in Section 5

To ensure the Company’s executive compensation continues to be competitive within the market, Kinross annually reviews data from three market comparator groups, selected to provide a good cross-section of the companies with which Kinross competes for talent.  The three groups are reviewed and updated each year to ensure they continue to meet the criteria outlined below:

Comparator Group	Rationale	Composition

Gold Mining	Companies which comprise Kinross’ primary competition for talent, especially for industry-specific roles.

•         Gold mining companies of a similar market capitalization and degree of complexity

•         Similar strategy and stage of development of company and executives, with operating mines

•         Listed on Toronto and/or New York stock exchanges, and provide comparable disclosure information

Mining, Energy, Oil and Gas (MEOG)	Broader group of companies with whom Kinross competes for talent in similar industry roles.	• In mining, energy, oil or gas industries, and of a similar market capitalization • Headquartered in Canada or the US (except mining) • Not included in the Gold Mining group

General Industry	Companies with whom Kinross competes for talent in non-industry specific roles (e.g. CEO, CFO, CLO), and with whom Kinross competes for capital.	• Included in the TSX 60 • Have international operations • Cross-listed • Companies may also be included in one of the other two comparator groups

Comparator group data is referenced when determining starting base salary for new executives, as well as when considering annual total compensation awards (base salary, short-term, medium-term and long-term incentives) for the Company’s senior executive team.  Each compensation element for each NEO is reviewed against the 50th percentile (“P50”), the 75th percentile (“P75”) and the 90th percentile (“P90”) for comparable positions within the comparator groups.  In line with the Company’s pay for performance objective, it seeks to pay base salary at P60, and total compensation at P90 for performance that exceeds expectations and at P75 for successful performance. However, in all cases the comparator data is used as a reference and guideline.

For further details relating to Kinross’ comparator groups, please see Section 5.

b)                                      Compensation Elements and Mix — see details in Section 4

To meet the objectives set out above, Kinross has chosen to use a variety of forms of compensation, including both base pay and at-risk compensation (short-term, medium-term and long-term incentives), as well as pension and benefits.  Kinross believes this mix will enable us to attract and retain top caliber executives, better link senior executive compensation to corporate performance as well as motivate senior executives to achieve exceptional levels of performance.

This mix is reviewed on a regular basis, and adjustments made as necessary.  For example, in determining 2009 total compensation, Kinross increased the weighting on performance-based shares within the Company’s equity grant to further emphasize the link between compensation and performance.

The following table summarizes the compensation elements that applied to Kinross’ Named Executive Officers (or NEOs) in 2009.

Compensation Element	Form	Period	Determination for NEOs
Base Salary	Cash (page 23)	One year	Based on role, market comparators, internal equity, individual experience and performance.

Short-Term Incentive	Cash (pages 23-24)	One year	Target award is based on market comparators and internal equity. Actual awards are based on Company (60%) and individual (40%) performance.

Medium-Term Incentive	Restricted Share Units (RSUs) (pages 25-26)	Three years; Vest in thirds over three years

Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance. RSUs made up approximately 40% of the 2009 aggregate medium-term and long-term incentive award.

	Restricted Performance Share Units (RPSUs) (pages 26-27)	Three years; Vest at end of three years, based on achievement of targets

Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance.
Final payout is based on Company performance relative to three key measures: relative total shareholder return; production, and cost.
For the 2009 grant, RPSUs made up approximately 20% of the aggregate medium-term and long-term incentive award.

Long-Term Incentive	Stock Options (pages 27-28)	Five year term Vest in thirds over three years

Target award based on market comparators.
Actual awards may be above or below target based primarily on Company and individual performance.
For the 2009 grant, Stock Options made up approximately 40% of the aggregate medium-term and long-term incentive award.

Employee Benefits and Perquisites	Employee Benefit Plans (page 29)	Ongoing	Based on market comparators.
	Employee Share Purchase Plan (page 29)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the Company on a quarterly basis.

Compensation Element	Form	Period	Determination for NEOs
Retirement Allowance	Executive Retirement Allowance Plan (pages 29-30)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

The mix in direct compensation achieved in 2009 for Kinross’ Chief Executive Officer, and the average mix for the other NEOs is set out below.

c)              Executive Share Ownership

In addition to providing medium-term and long-term equity compensation, Kinross implemented a share ownership policy for its senior executives in December 2006 to further support the Company’s objective of shareholder alignment.  This policy was reviewed and updated in February 2008, resulting in an increase to the share ownership requirements. As of December 31, 2009, all of Kinross’ NEOs have met or exceeded their Share Ownership requirements.

The revised Kinross share ownership policy requires NEOs and certain other senior executives to hold a minimum value in Common Shares and/or RSUs (but not RPSUs), determined as a multiple of his/her average year-end base salary for the most recent three years (“Average Salary”).  These minimum requirements are as follows:

•	President and CEO: 5 times Average Salary
•	Other NEOs: 3 times Average Salary

Senior executives must meet the revised share ownership requirement within three years of being hired or, for those senior executives hired before the policy was updated, within three years of the effective date of the revised policy. No change is planned to the Kinross share ownership policy in 2010.

The following table shows the status of each of the NEO’s holdings relative to the share ownership requirements as of December 31, 2009.

Share Ownership Requirements

	Eligible Share Holdings(2)		2009 Share Ownership(1)(2)(4)
Name	Units (#)	Value ($)(3)	Required Multiple of Annual Salary	Required Value ($)(4)	Holdings Multiple of Annual Salary	Multiple of Requirement Met
Tye W. Burt	683,215	13,233,875	5x	5,800,000	11.4x	2.28x
Timothy C. Baker	136,740	2,648,654	3x	1,675,000	4.7x	1.58x
Thomas M. Boehlert	151,807	2,940,502	3x	1,775,000	5.0x	1.67x
J. Paul Rollinson	86,697	1,679,321	3x	1,575,000	3.2x	1.07x
Geoffrey P. Gold	118,279	2,291,064	3x	1,400,000	4.9x	1.63x

(1)          Average Salary for the years 2007, 2008 and 2009.

(2)          Common Shares and RSUs (but not RPSUs).

(3)          Based on the Common Share price on the TSX on December 31, 2009 of $19.37.

(4)          The 2008 share ownership policy came into effect on January 1, 2008 and each of the NEOs has until January 1, 2011 to meet the ownership requirements with the exception of J. Paul Rollinson who has three years from his date of hire, or until September 4, 2011.

Compensation Approval Process

Approval of executive compensation is dependent on an assessment of Company and individual performance. The Human Resources Compensation and Nominating Committee (or HRCNC) approves and makes recommendations to the Board on compensation.  The annual cycle to measure performance, then determine and approve executive compensation is as follows:

While the emphasis is on actual and relative performance as well as competitive market data as outlined above, when considering compensation decisions, the CEO and HRCNC also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.  In 2009, the HRCNC did not use its discretion to make any significant adjustments to NEO compensation.

In addition, in reviewing the structure of compensation programs for executives and other employees, and approving performance measures, the HRCNC reviews both the performance measures and incentive plan designs to assess whether they collectively provide a balanced approach to risk, and that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud. Based on its 2009 risk review, the HRCNC concluded that the Company’s performance metrics and compensation programs do not encourage excessive or inappropriate risk-taking.

Details of the compensation granted to the NEOs are reported in Section 6 “Executive Compensation — Key Summary Tables” commencing on page 31.

Compensation Consultant

The HRCNC independently retained Mercer (Canada) Limited (“Mercer”) as an advisor. In respect of fiscal 2009, Mercer conducted a competitive market benchmarking analysis for the Named Executive Officers and the independent Directors, prepared analyses comparing and contrasting the Black-Scholes and Binomial option valuation methodologies and presented a summary of key executive compensation trends.  Mercer attended all or part of seven HRCNC meetings.  Although Mercer provides advice to the HRCNC, the decisions reached by the HRCNC may reflect factors and considerations other than the information and recommendations provided by Mercer.  The fees paid to Mercer for these services in 2009 were $ 114,352 (excluding applicable taxes).

2.                                      2009 Company Performance

a)                                      Objectives

A substantial portion of Kinross’ executives’ compensation is linked to the Company’s performance.   Annual corporate performance objectives are approved by the Board and linked to the Company’s strategy of leading the world in generating value through responsible mining.  In determining Company performance, its Board looks at performance against operating objectives, Kinross’ performance relative to its gold mining competitors and total shareholder returns.

Kinross’ annual operating performance objectives are laid out in its Four Point Plan.  Each ‘pillar’ of the plan defines a key set of objectives that are critical in furthering the Company’s strategy.  More detailed tactics and objectives are spread through the organization to ensure alignment around performance objectives.  Measures of performance are both objective and subjective.

For 2009 these ‘pillars’ were:

Pillar	Objective	Performance Measure / Milestone
Deliver Mine and Financial Performance

•      Ensure all mining operations meet their production and cost commitments

•      Lead the industry in environment, health and safety

•      Deliver on major construction projects

•      Deliver more cash flow per share

• Safety Frequency rates • Gold equivalent ounces produced • Cost of sales per equivalent ounce • Operating cash flow per share • Reserves growth • Project milestones delivered

Best Talent, Best Teams	• Attract and retain the best people • Train and develop Kinross’ leaders and employees	• Effective organization redesign • Key positions filled • Employee Turnover • Leadership Development programs delivered • Employee Opinion Survey

Elevate the Kinross Way	• Implement the Kinross Way across all operations • Lead the industry in corporate responsibility • Live the Kinross Values	• Corporate Social Responsibility Strategy implementation • Effective processes and systems • Enhanced governance practices • Internal and external communications

Deliver Future Value	• Upgrade Kinross’ exploration pipeline • Continue to optimize Kinross’ portfolio consistent with its strategy	• Complete exploration programs in targeted geographies • Advance exploration projects on Kinross’ mine sites and near-mine • Complete accretive acquisitions

b)              Corporate Performance Graph

The following performance graph shows the cumulative return over the five-year period ended December 31, 2009 for Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Gold Index.  The graph and the table below show what a $100 investment made at the end of 2004 in Common Shares, the S&P/TSX Composite Index or the S&P/TSX Gold Index would be worth every year and at the end of the five-year period following the initial investment.

Shareholder returns did not increase from 2008 to 2009.  This result impacted Company performance evaluations at a Company-wide and NEO level.

	2004	2005	2006	2007	2008	2009
KINROSS GOLD CORPORATION	100	127.10	163.55	216.57	267.40	231.23
S&P/TSX COMPOSITE INDEX	100	124.25	145.70	160.04	107.21	144.78
S&P/TSX GOLD INDEX	100	120.98	154.89	163.76	170.81	181.63

Positive trends in the Company’s total shareholder return year-over-year were reflected in overall corporate ratings which were above target and resulted in increases in compensation for NEOs from 2004 — 2008.  The increases in 2008 reflected excellent Company performance. In 2009, aggregate total compensation for NEOs decreased 22% from 2008 levels due to lower total shareholder returns and other operating performance results.

c)                                      Performance Targets and Results

Kinross finished 2009 strongly with record production, margins and revenue for the full year. However, total shareholder returns for 2009 were down and somewhat higher returns were realized by gold competitors, TSX 60 companies and gold indices.  Also while gold ounces produced grew over 2008, Kinross did not meet original production and cost per ounce guidance for 2009.

The table below summarizes the Company’s 2009 performance targets and actual results as at December 31, 2009.  In 2009, Kinross’ senior executive team was evaluated and compensated against these performance objectives and, as is evident below, significant progress was made in the Company’s operating objectives.

Pillar	Performance Measure	2009 Year End Results

Deliver Mine and Financial Performance	• Safety Incident Frequency Rates

•                  Improved year-over-year safety performance:

•         Lost Time Injury Frequency Rate for employees reduced 78% over 2008 to 0.15

•         Total Medical Injury Frequency Rate reduced 1% to 1.14

•         Lost Workday Injury Frequency Rate was .50 vs  U.S. Mines rate of 1.56 (MSHA data for Q3 09)

•         Kinross Total Medical Injury Frequency Rate was 1.14 vs. U.S. Mines rate of 2.48 (MSHA data for Q3 09)

	• Leadership in environmental standards	• Kupol first Russian mine to be certified under the International Cyanide Management Code

	• Gold equivalent ounces produced	• Increased attributable gold production 22% over 2008 to 2,238,665 ounces(1)

	• Cost of sales per equivalent ounce	• Attributable cost of sales per ounce increased 4% over 2008 to US$437(1)

	• Operating cash flow per share	• Adjusted operating cash flow per share increased by 35% over 2008 to US$1.36(1)

	• Reserves growth	• Reserves grew 12% over 2008 to 51.0 million ounces(2)

Pillar	Performance Measure	2009 Year End Results

Deliver Mine and Financial Performance (continued)	• Project milestones delivered	• Key project milestones: • Completed Lobo-Marte pre-feasibility study • Drilling commenced at Fruta del Norte • Compania Minera Casale completed feasibility study on Cerro Casale project

• Strengthen capital structure and liquidity

•                  Reduced debt by a net US$258.7 million

•                  Paid US$62.4 million in dividends

•                  Completed successful US$414.6 million public offering

•                  Entered into  two three-year unsecured credit facilities totalling US$575 million

Best Talent, Best Teams	• Effective organization redesign • Key positions filled • Employee turnover • Leadership Development programs delivered • Employee opinion survey

•                  Introduced new organization structure with four strategic operating groups:

•         Mining Operations

•         Corporate Development

•         Project Development

•         External Relations & Corporate Responsibility

•                  Successfully recruited new Senior Vice-President, Projects and filled key regional operating positions with seasoned industry leaders

•                  Voluntary employee turnover in 2009 decreased by over 40% of the 2008 rate

•                  Leadership Development plans delivered

•                  Global employee survey completed with high participation rate of 74%

Elevate the Kinross Way	• Corporate Responsibility strategy implementation • Effective processes and systems • Enhanced governance practices

•                  Multiple community initiatives with key stakeholders in all regions

•                  New financial systems and processes implemented reducing quarter end closing and reporting time by 10 days

•                  Moved up 7 places to #20 on Globe and Mail governance ranking to become top gold mining company in governance area

•                  Shareholder Rights Plan introduced and approved at 2009 AGM

•                  Named one of the 50 Most Socially Responsible Companies in Canada by Jantzi Research and Maclean’s magazine

Deliver Future Value	• Complete exploration programs in targeted geographies • Advance exploration projects on Kinross’ mine sites and near-mine • Complete accretive acquisitions

•                  Exploration program active on more than 40 mine site, near-mine and greenfield projects with a total of 166,514 metres drilled

•                  Completed net US$150 million strategic investment in Harry Winston Diamond Corporation

•                  Negotiated the acquisition of the Dvoinoye deposit and the Vodorazdelnaya property near Kupol mine in Russia (announced in January 2010)

(1)          For further information regarding the Company’s 2009 results, please refer to Kinross’ Fourth Quarter results, as released February 17, 2010 and on the Company’s web site at www.kinross.com.

(2)          For further information regarding the Company’s mineral reserves and mineral resources, please refer to Kinross’ Mineral Reserve and Resource Statement at December 31, 2009, as released January 28, 2010, which can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.  Note, however, that such statement does not reflect the recently completed sale by Kinross of 50% of its interest in Cerro Casale to Barrick Gold.

The assessment of corporate performance is not solely a formulaic process and judgment is exercised in determining the corporate performance multiplier to be applied in calculating short-term incentive.  Based on Company performance as outlined above, the Board of Directors approved a Company performance multiplier of 100%.  This rating is in the range the Company defines as Successful, and is lower than the rating approved in 2008. Company performance multipliers can range from 0% to 150%.  The Company performance multiplier impacts CEO and NEO short-term incentive calculations by approximately 60%.

d)              Individual Performance Measures for Named Executive Officers

For each senior executive, the individual performance component of the short-term incentive is weighted approximately 40% in determining short-term incentive payouts.  Individual performance ratings were determined based on the accomplishments described below.  Individual performance factors for the CEO are determined by the Board of Directors.  The CEO recommends performance evaluations for the NEOs to the HRCNC for approval based on their performance against individual objectives and their contribution to overall Company performance.  The CEO and HRCNC also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions.  In 2009, no significant adjustments were made to the short-term incentive payments as a result of this discretion. Based on the Company and individual performance ratings, aggregate 2009 short-term incentive payments were down 17% relative to 2008.

Individual performance evaluations were also a key factor in determining total direct compensation (base salary plus short-term, medium-term and long-term incentives) for the NEOs, which for 2009 was targeted at the 75th percentile of the comparator groups.  This resulted in a year-over-year decrease of 22%, in aggregate total direct compensation relative to 2008. Other factors (relative company performance, internal equity, retention, etc.) are also considered in determining final compensation and compensation mix for each individual.

In 2009, the short-term incentive target for the CEO was 200% of base salary, while the target for other NEOs was 150% of base salary.

Tye W. Burt — President and Chief Executive Officer

In 2009, Mr. Burt’s objectives included: achieving superior shareholder returns; demonstrating continued industry leadership in operating performance; enhancing Kinross’ reputation as a socially responsible corporate citizen; and implementing people leadership initiatives globally.  Other key objectives in 2009 included: oversight and negotiation of strategic acquisitions, investments, and divestitures; leading shareholder marketing efforts; enhancing investor, public and government relations; leading the development and implementation of the Company’s Strategic Plan; providing direction and leadership in respect of the Company’s values, annual Four-Point Plan and various operating initiatives.

Mr. Burt’s accomplishments in 2009 included:

•                  Kinross delivered record production, margins and revenue and significant improvements in fourth quarter operating results relative to the third quarter;

•                  Market returns were flat from year-end 2008 to year-end 2009, however, 5-year cumulative returns exceeded both the S&P/TSX Composite Index and the S&P/TSX Gold Index;

•                  Improving adjusted operating cash flow per share by 35% to US$1.36;

•                  Full year reported net earnings were US$309.9 million or US$0.45 per share, compared with a net loss of US$807.2 million or US$1.28 per share for the full-year 2008;

•                  Strong Company liquidity at year-end with cash, cash equivalents and short-term investments of US$632.4 million;

•                  Increased reserves at year-end 2009 by 12% over 2008 to 51.0 million ounces;

•                  Implemented new corporate organizational structure to execute effectively on operational and growth strategies; hired Dr. Ken Thomas as Senior Vice-President, Projects;

•                  Successful net US$150M investment in Harry Winston Diamond Corporation;

•                  Initiated acquisition of Dvoinoye deposit and the Vodorazdelnaya property near Kupol mine in Russia;

•                  Named one of the 50 Most Socially Responsible Companies in Canada by Jantzi Research and Maclean’s magazine;

•                  Ranked by INSEAD as one of the Top 200 CEO’s globally as a result of industry and country adjusted total shareholder return and change in market capitalization during Mr. Burt’s tenure; and

•                  For the second consecutive year was named one of 66 Top Gun CEOs (out of 250 companies) by Brendan Wood International Worldwide panel of shareholders and analysts.

In fulfilling his responsibilities as the only executive Director on the Board, Mr. Burt’s accomplishments included recommending key management decisions; assisting with various Board initiatives; maintaining strategic industry, regional, government and stakeholder relationships; and providing leadership on the hiring and development of the senior leadership team.

Timothy C. Baker — Executive Vice-President and Chief Operating Officer

In 2009 Mr. Baker’s key objectives included: leadership of the Company’s mining operations, providing the leadership, training and processes to ensure industry leading environmental health and safety performance; achieving all production targets and competitive cost performance; meeting key milestones for major projects; completing a successful exploration program.

Mr. Baker’s accomplishments in 2009 included:

•                  Safety performance improved across Kinross operations vs. 2008 and exceeded industry benchmarks;

•                  Attributable production increased 22% over 2008 to 2,238,665 gold equivalent ounces;

•                  Attributable cost of sales per gold equivalent ounce increased 4% over 2008 to US$437;

•                  Paracatu operations did not meet expected production through third quarter 2009 resulting in a reduction in guidance; Paracatu operations stabilized in the fourth quarter;

•                  Geotechnical issues at Fort Knox were resolved in the fourth quarter and resulted in 87,000 gold equivalent ounces produced, and first gold from the new heap leach was poured in November;

•                  Underground issues at Kupol improved significantly as a result of mine plan modifications;

•                  Stabilized operations and made significant progress in implementing Continuous Improvement and best practices at Kinross operations;

•                  Made key project milestones at Lobo Marte and Cerro Casale prior to transitioning project responsibility to new Senior Vice-President, Projects in fourth quarter;

•                  Took on responsibility for exploration, and an exploration program active on more than 40 mine site, near-mine and greenfield projects with a total of 166,514 metres drilled;

•                  Hired industry experienced talent into senior operating positions in each region: Sam Coetzer, Senior Vice-President, South America; John Galassini, Regional Vice-President, North America; Warwick Morley-Jepson, Regional Vice-President, Russia; and Eduardo Flores, Regional Vice-President, Ecuador.

Thomas M. Boehlert - Executive Vice-President and Chief Financial Officer

Mr. Boehlert’s key objectives in 2009 included: enhancing overall Company reporting and control processes; advancing supply chain strategy and key performance indicators; implementing a system for consolidated financial reporting; implementing the IFRS conversion project; successfully managing liquidity and financing for the Company.

Mr. Boehlert’s accomplishments included:

•                  Improved financial reporting, budgeting, forecasting and risk management processes and controls;

•                  Reduced quarter end closing and reporting cycle by 10 days and implemented enhanced risk management system;

•                  Filled key positions with experienced professionals including hiring of Vice-President, Corporate Controller and Vice-President, Operations Controller.

•                  Successfully implemented new Company-wide reporting and consolidation system;

•                  Oversight of IFRS conversion project;

•                  Successfully executed US$414.6 million public equity offering, two three-year unsecured credit facilities totalling US$575 million, and achieved economic completion for the US$425 million Project Financing for the Kupol project which resulted in the Company’s wholly-owned subsidiary, EastWest Gold, being released from its related guarantee obligations; and

•                  Negotiated supply agreements for key mining consumables and managed commodity hedging programs.

J. Paul Rollinson — Executive Vice-President, Corporate Development

Throughout 2009, and particularly since taking responsibility for Corporate Development in September 2009, Mr. Rollinson’s key objectives included: optimizing the Kinross portfolio of mining assets through the acquisition of quality new growth opportunities and disposal of non-core assets; managing of the Kinross portfolio of investments in junior mining equities.

Mr. Rollinson’s accomplishments in 2009 included:

•                  Negotiated and completed a net US$150M transaction with Harry Winston Diamond Corporation;

•                  Negotiated the US$368M acquisition of the Dvoinoye deposit and the Vodorazdelnaya property near the Kupol mine site, resulting in an announcement in January 2010;

•                  Oversaw the sale of Kinross’s Gurupi project in Brazil for US$42.5 million to Jaguar Mining;

•                  Significant positive returns were achieved on the Kinross Junior Equity investments portfolio;

•                  Completed ongoing assessments of the Kinross asset portfolio, and merger and acquisition opportunities;

•                  Implementation of a strategy to ensure a reliable and cost effective energy procurement and conservation strategy for Kinross’ operations.

Geoffrey P. Gold — Executive Vice-President and Chief Legal Officer

As Executive Vice-President & Chief Legal Officer, Mr. Gold’s key objectives in 2009 included:  providing legal leadership on a variety of corporate transactions and legal matters for the senior leadership team; enhancing governance practices in the areas of compliance, litigation management, core policy development and implementation, continuous disclosure and regional legal compliance (including subsidiary governance); and building internal and external legal capability through strategic hires and the management of external counsel.

Mr. Gold’s 2009 accomplishments included:

•                  Providing legal leadership on a number of key transactions completed by the Company including the Harry Winston investment, the public equity offering transaction and the joint venture agreements, as well as a US$1 billion shelf registration;

•                  The finalization of the Cerro Casale joint venture and the Polyus technical alliance agreements;

•                  The oversight of and/or successful resolution of key litigation matters including the settlement of the Aurelian warrant class action suit;

•                  New Shareholder Rights Plan approved at annual general meeting of shareholders in May 2009;

•                  Continued to enhance internal governance and best practices by implementing a number of new policy initiatives including policies on sexual harassment, discrimination and workplace violence; reporting protocols; the implementation of an automatic share disposition plan for insiders; and the oversight of a comprehensive update of all Board (and committee) charters; and increased governance rankings in a number of public company governance surveys; and

•                  The hiring of a new Vice-President and General Counsel for the Chilean Region.

3.              2009 Activities of the Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC) is responsible for making recommendations to the Board respecting, among other things, the compensation of officers and employees of Kinross.  The HRCNC reviews compensation payable to officers and employees and recommends changes with a view to providing competitive compensation programs which attract, motivate and retain high-caliber individuals.  The HRCNC also reviews succession plans for senior executives and the President and CEO.

The HRCNC met ten times in 2009, including three in-camera meetings, and two times in 2010, including an in-camera meeting in respect of 2009 compensation matters.

In fulfilling its mandate in 2009 with respect to total compensation, the HRCNC:

•                  reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year;

•                  reviewed the existing compensation model including the philosophy, methodology and program design; examined the three comparator groups to ensure they were appropriate;

•                  reviewed Long-Term Incentive (LTI) program attributes include mix of Restricted Share Units (RSUs), Stock Options and Restricted Performance Share Units (RPSUs) vs. comparator groups;

•                  compared  Kinross’ performance relative to the comparator groups and benchmarks; and completed an assessment of performance results relative to the strategic plan of the Company and the annual Four-Point Plan;

•                  reviewed succession plans for the CEO and senior leadership team and identified internal and external candidates for each position;

•                  reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the President and CEO and other members of the senior leadership team and monitored and evaluated the performance of the President and CEO and other members of the senior leadership team;

•                  recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the Board for approval;

•                  continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters.

In 2009, the HRCNC adjusted the Company’s compensation model by increasing the percentage of RPSUs and Stock Options in LTI compensation.  This change was made to increase the alignment between compensation and performance and the interests of shareholders. Details of this change are in the Medium-Term and Long-Term Incentive section commencing on page 24.  In all other aspects the HRCNC concluded that the Company’s compensation model in 2009 met its stated objectives.  The HRCNC will examine the model every year to ensure it continues to be effective.

The mandate of the HRCNC is described on page 44.

4. Compensation Elements

a) Base Salary

To attract and retain high-performing senior executive talent, Kinross targets base salaries between the 60th and 75th percentiles of the relevant market comparator groups.

Base salaries paid to individual executives reflect:

•               the scope, complexity and responsibility of the position;

•               salary levels for similar positions in Kinross’ market comparator groups;

•               the executive’s previous experience; and

•               the executive’s performance.

Each year, Kinross reviews competitive market data, and complete individual performance assessments.  Where necessary, base salaries are adjusted to ensure they reflect individual performance and remain competitive in the market.

2009 base salaries for the NEOs were not increased over 2008.  For 2010, increases approved for the NEOs range from 0% to 9%, and reflect 2009 executive performance, as well as current market pay for those roles.

b) Short-Term Incentive

Kinross’ short-term incentive plan covers salaried employees across the Company and is designed to reward Company, site / region and individual performance in the most recent fiscal year.  NEO short-term incentives are calculated as follows:

Short-term incentive targets are reviewed regularly against competitive market data, and for internal alignment.

Each year, the Board reviews Company performance with respect to the Company’s Strategic Plan, the corporate objectives in the Four-Point Plan, and the Company’s relative performance compared to its competitors. They then determine the Company performance multiplier which will apply to all participating employees, and can range from 0 — 150%.  For Senior Executives, the Company component makes up approximately 60% of their total short-term incentive.  This weighting varies by level across the organization.

The remaining 40% of the short-term incentive is based on individual performance.  The CEO reviews each Senior Executive’s individual performance for the year in the areas of leadership, team and individual performance against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 — 150%).  A similar review for the CEO’s performance is completed by the HRCNC.  The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied.

Once the short-term incentive is calculated using the factors and formula outlined above, the CEO and HRCNC retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.  The CEO and HRCNC also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, and prevailing circumstances and market conditions.  In 2009, no significant adjustments were made to the short-term incentive payments as a result of this discretion.

c) Medium-Term and Long-Term Incentives

Kinross provides both medium-term and long-term equity incentive arrangements with the following objectives:

(i)	align the interests of executives with those of shareholders;

(ii)	focus efforts on improving shareholder value and the Company’s long-term financial strength;

(iii)	reward high-levels of performance;

(iv)	provide incentive for high levels of future performance;

(v)	provide a retention incentive to continue employment with the Company by providing executive officers with an increased financial interest in the Company.

Since 2001, Kinross’ equity incentive arrangements have included both Restricted Share Units (“RSUs”) and Stock Options, as these are well aligned with the above objectives.  In response to recent market shifts and to further reinforce Kinross’ objectives and the Kinross values, in 2008 Kinross added Restricted Performance Share Units (RPSUs) to its medium-term equity incentive arrangements.

Medium-term and long-term incentives are granted on hire, on promotion, and as part of the Company’s annual performance and compensation review. In determining eligibility and target grant levels for medium-term and long-term incentives, the HRCNC considers competitive market practices, as well as internal equity and the value of different roles to the organization. The value of an individual’s annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors, and contribution to the Company.  For senior executives, existing holdings, as well as individual and Company performance are considered and balanced against comparator group practices in determining the total value of the annual grant.  The CEO and HRCNC also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan.  Each year the HRCNC reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.  For the 2009 grant (granted February 2010), the HRCNC made a decision to enhance the emphasis on performance-based equity by increasing the weighting on RPSUs for senior executives.  Thus the breakdown of the 2009 grant for senior executives is as follows:

•                  40% RSUs

•                  40% Stock Options

•                  20% RPSUs

In 2009, Kinross implemented an automatic securities disposition plan (“ASDP”) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.  Executives make an election to participate in the ASDP, and may only participate if they meet Kinross’ minimum share ownership requirements (outlined previously). The ASDP enables participating executives to sell on an automatic basis up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are meaningful restrictions on executive’s ability to modify or terminate their participation in the ASDP.  In 2009, Mr. Burt, Mr. Baker and Mr. Rollinson participated in the ASDP.

Restricted Share Units

Restricted Share Units (or RSUs) are granted under the Kinross Restricted Share Plan.  The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price of the day prior to grant.  Each RSU is exercisable for one Common Share, without payment of additional consideration following the expiry of a restricted period established at the time of grant.

The following are some key terms under the Restricted Share Plan which apply to all grants of RSUs:

Restricted Period

One-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred Payment Date

Canadian participants may elect to determine a Deferred Payment Date, however they must give the Company at least 60 days notice prior to the expiration of the Restricted Period. If a Canadian participant chooses to change a Deferred Payment Date, written notice must be given to the Company not later than 60 days prior to the Deferred Payment Date which is to be changed.

Retirement or Termination

During the Restricted Period: Any RSUs will automatically terminate, unless otherwise determined by the HRCNC.  The maximum number of Common Shares for which the Restricted Period may be shortened at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Restricted Share Plan and the Share Incentive Plan.

After the Restricted Period and prior to any Deferred Payment Date: Any RSUs shall be immediately exercised without any further action by the participant and the Company shall issue Common Shares to the participant.

Death or Disability

In the event of death or disability, payment in respect of RSUs ceases to be subject to deferral. In addition, any unvested RSUs held by the deceased or disabled participant will be immediately issuable by the Company.

Change of Control

All RSUs outstanding will be immediately exercised for Restricted Shares, notwithstanding the Restricted Period or any Deferred Payment Date.

Change of control includes, among other things:

•        a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders,

•        a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

•        the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Assignment	RSUs are not assignable.

Dividends

When dividends (other than stock dividends) are paid to holders of Common Shares, participants holding RSUs subject to a Restricted Period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

(a)       multiplying the amount of the dividend declared and paid per Common Share

(b)      by the number of Restricted Share Units recorded in the participant’s account on the record date for the payment of such dividend, and

(c)       dividing by the closing price of the Common Shares on the TSX on the date for the payment of the dividend.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same Restricted Period as the RSUs to which they relate.

Plan Amendments

Shareholder approval is required for any amendment, modification or change that:

(i)               increases the number of Common Shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital,

(ii)            extends eligibility to participate in the Restricted Share Plan to non-employee Directors,

(iii)         permits Restricted Share Rights to be transferred other than for normal estate settlement purposes,

(iv)        permits awards, other than the Restricted Share Rights, to be made under the Restricted Share Plan, or

(v)           deletes or reduces the range of amendments which require shareholder approval.

Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Restricted Performance Share Units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced Restricted Performance Share Units (RPSUs) - RSUs with a performance element. RPSUs are granted under the Restricted Share Plan, and are subject to most of the same terms as outlined in the section on RSUs above.  As for RSUs, the number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price of the day prior to grant.

However, RPSUs have additional terms related to vesting which are outlined in the agreement with participants on grant.  Specifically,

•                  No RPSUs vest until the third anniversary of the grant (rather than one-third annually),

•                  Vesting of RPSUs is subject to Company performance relative to the performance measures during this period.

Performance measures for the 2008 and 2009 grants (granted in February 2009 and February 2010 respectively) are as follows:

Measure	Weighting	Measure frequency	Details

Relative Total Shareholder Return (RTSR)	50%	Three calendar years

Total Shareholder Return performance over the three calendar years ranked against a reference group made up of two components:

1.              Senior Gold Companies: Goldcorp, Barrick, Newmont, Yamana, AgnicoEagle

2.              S&P TSX Gold Index

HRCNC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the reference group during the three year timeframe

Cost of Sales (Average Cost of Sales per gold equivalent ounce)	25%	Annual, average of the multiplier realized in each of the three years

Target is to meet cost of sales guidance for each calendar year.  Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the cost of sales measure based on variance relative to budget to the following material assumptions: gold price, oil price, inflation and foreign exchange.

Measure	Weighting	Measure frequency	Details

Production	25%	Annual, average of the multiplier realized in each of the three years

Target is to meet production guidance for each calendar year.  Multipliers will be set annually by the HRCNC based on the target level for the year.

HRCNC has discretion to adjust the production measure in the event of extraordinary circumstances.

The HRCNC retains the right to modify the performance measures for future grants.

The number of units that vest based on Company performance relative to each of the three measures is determined based on a vesting schedule established for each grant.  The 2008 and 2009 grants use the following schedule:

Company performance over three year vesting period	Percent of units granted that will vest
Maximum	150% (up to 200% with HRCNC discretion to recognize outstanding performance)
Target	100%
Minimum	50%
Minimum not achieved	0%

At the end of the three year vesting period, the actual number of units to vest will be calculated as follows:

1.               Company performance relative to each measure will be determined.  As outlined above, this is done once at the end of three years for RTSR, but annually for the Cost of Sales and Production measures.

2.               Performance will then be compared to the vesting schedule(s) to determine the percent of units granted which will vest (the “multiplier”) relative to each measure.  Again, this will be done once at the end of the three years for RTSR, but annually for the Cost of Sales and Production measures, and averaged across the three years.  These multipliers will be reviewed and approved by the HRCNC.

3.               A weighted average of the multipliers for each of the three measures will determine the overall percent to vest.  This percentage will then be multiplied by the number of units granted to establish the final number of units that will vest.

Stock Option Plan

The Stock Option Plan is part of the Share Incentive Plan, which also includes the Employee Share Purchase Plan (see below).

The number of Options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the day prior to grant.

The following are some key terms under the Stock Option Plan which apply to all grants of Stock Options:

Vesting	Stock Options vest in thirds: one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

Expiry

Stock Options expire after five years.  However, for Options issued after December 21, 2005, and which are scheduled to expire during a corporate blackout trading period, the term of the Option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.  The HRCNC reserves the right to determine when within the five year term of the Option the participant’s Options shall become exercisable.

Exercise Price	The exercise price for each Common Share is not less than the closing price of the Common Shares of the Company listed on the TSX on the trading day preceding the day on which the Option is granted.

Retirement or Termination

Options already exercisable: Generally these Options must be exercised within 60 days, subject to HRCNC discretion as noted below.

Options not yet exercisable: Generally any Options will automatically be terminated, subject to HRCNC discretion as noted below.

The HRCNC reserves the right to determine the extent to which any Options may be exercised or cease to be exercisable. The maximum number of Options whose exercisability may be accelerated at the discretion of the HRCNC in connection with the termination of employment of a participant is limited to no more than 10% of the Common Shares authorized for issuance under the Share Incentive Plan and Restricted Share Plan.

Death

Any Option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the Option period.

Assignment	Options are not assignable.

Change of Control

All Options outstanding become exercisable immediately.

Change of control includes, among other things:

•          a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders,

•          a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

•          the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Plan Amendments

Shareholder approval is required for any amendment, modification or change that:

(i)                  increases the number of Common Shares reserved for issuance except in connection with a change of control or pursuant to the provisions in the Stock Option Plan which permit the HRCNC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(ii)               extends eligibility to participate to non-employee Directors;

(iii)            permits Stock Option Rights to be transferred other than for normal estate settlement purposes;

(iv)           permits awards, other than the Stock Option Rights, to be made under the Stock Option Plan; or

(v)              deletes or reduces the range of amendments which require shareholder approval.

Any other amendments, modifications or changes are subject, if required, to regulatory approval.

Number of Options under the Plan

The number of Options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval.

Shares for Issuance

Share Incentive Plan
	Restricted Share Plan	Stock Option Plan	Employee Share Purchase Plan
Maximum number of Common Shares reserved for issuance, as of March 24, 2010	8,000,000	17,166,667	5,666,666
Percent of Common Shares outstanding (approximate)	1.15%	2.46%	0.81%
Maximum number of Common Shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total Common Shares then outstanding		None
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares then outstanding		None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all compensation arrangements of the Company	10% of total Common Shares outstanding
Maximum number of Common Shares issued to insiders under all compensation arrangements of the Company within a one-year period	10% of total Common Shares then outstanding

d) Indirect Compensation, Benefits and Perquisites

Kinross provides all its Canadian employees, including its senior executives, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death / disability, and critical illness coverage; and income protection in case of disability.  Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.  Company-paid life insurance is a taxable benefit.

In addition to the benefits common to all employees, senior executives also receive the following benefits: additional life, accidental death, long-term disability and critical illness insurance; an executive medical membership; a health spending account.  Kinross’ senior executives also receive several perquisites as part of their total compensation, including: financial counselling/tax preparation services; home security services; a car (CEO only).  These benefits and perquisites are comparable to those offered by companies in the comparator groups, are taxable to the executive where required under tax law (with the exception of the financial counselling and security services, which are grossed up by the Company), and cease being provided to the executive upon termination, retirement or death.

In 2009, perquisites which represent more than 25% of the total perquisite value for each Named Executive Officer are as follows*:

•                  Mr. Burt: additional disability coverage represents 57% (or US$104,967) of the total value.

•                  Mr. Baker: financial counseling/tax preparation services and additional disability coverage represent 29% (or US$30,945) and 40% (or $43,026) of the total value, respectively.

•                  Mr. Boehlert: financial counseling/tax preparation services represent 50% (or US$39,555) of the total value.

•                  Mr. Rollinson: additional disability coverage represents 39% or (US$20,353) of the total value.

•                  Mr. Gold: financial counseling/tax preparation services and home security services represent 27% (or US$20,808) and 36% (or US$27,759) of the total value, respectively.

*       All percentage and dollar amounts have been rounded to the nearest whole percent and whole dollar, respectively.  Such perquisite values are calculated as an incremental cost to the Company in Canadian dollars and were converted to United States dollars using a US$ exchange rate of Cdn$1.00: 0.875674.

Employee Share Purchase Plan

The Company’s Share Incentive Plan includes the Employee Share Purchase Plan. Under the plan, employees of designated Kinross affiliates, including senior executives who elect to participate may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions.  At the end of each quarter, Common Shares are issued to the employee having a value equal to the total of the employee and Company contributions.  The purchase price of each share is calculated as the weighted average closing price of the Common Shares for the 20 consecutive trading day period prior to the end of that quarter, using the trading price on the TSX for participants resident in Canada, or on the NYSE for participants resident in the United States. Certificates representing an employee’s Common Shares for the quarter are held by Kinross for six months before being delivered to the employee.

In the event of termination of employment, retirement in accordance with Company policy, or death of a participant, the following apply:

•                  Any portion of the employee’s contribution then held in trust: it will be paid to the participant or his or her estate;

•                  Any portion of the Company’s contribution then held in trust: it will be returned to the Company;

•                  Any Common Shares still subject to a six month hold period: the employee who terminates or retires may elect to require Kinross to purchase such shares for cancellation at an amount equal to the employee’s contribution only, rather than waiting for the six month period to expire.  In the event of death, these Common Shares are immediately released to the participant’s estate.

e) Pension and Other Retirement Benefit Plans

As part of its competitive total compensation package, Kinross provides an Executive Retirement Allowance Plan (or ERA Plan) for its senior executives.  Each of the NEOs currently participates in this plan.

The ERA Plan is structured as follows:

Company Contributions

15% of base salary and short-term incentive bonus target, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.

As security for all members of the ERA Plan, the Company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the ERA Plan.

Employee Contributions	None — the Company covers all contributions and costs.

Interest

At the end of each quarter, interest is calculated and compounded on the allocations to the ERA Plan using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.

Benefit on termination

The accrued allocation and accumulated interest are paid out to the executive following the termination of their employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between three and 10 years following their termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (prior to termination or retirement)

The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

Participants in the ERA Plan are not eligible to participate under any other Kinross-sponsored retirement plans.

5.              Detailed Comparator List

In establishing and reviewing Kinross compensation and benefit programs relative to the market, the HRCNC references three market comparator groups:

Comparator Group	Description	Companies Comprising Group
Gold Mining	Group consisting of gold mining companies, with a similar strategy, stage of development and complexity, and with a market capitalization of at least $4 billion as of December 31, 2008

Canadian Companies

Agnico-Eagle Mines Ltd., Barrick Gold Corporation, Goldcorp Inc., Yamana Gold Inc.

US Companies

Freeport McMoRan Copper and Gold Inc., Newmont Mining Corporation

Incorporated outside North America

Anglogold Ashanti Ltd, Gold Fields Ltd, Lihir Gold Ltd, Newcrest Mining Ltd.

Mining, Energy, Oil and Gas (MEOG)	Group consisting of global mining, and North American natural resources, energy and oil and gas companies with a market capitalization of at least $4 billion as of December 31, 2008

Canadian Companies

Agrium Inc., ARC Energy Trust, Cameco Corporation, Canadian Oil Sands Trust, Enbridge Inc., Nexen Inc., Penn West Energy Trust, Talisman Energy Inc., Transalta Corporation, TransCanada Corporation

US Companies

AES Corporation, Alcoa Inc., Allegheny Energy Inc., Ameren Corporation, American Electric Power Company, CenterPoint Energy Inc., Consolidated Edison Inc., Constellation Energy Group Inc., DTE Energy Company, Edison International, Entergy Corporation, EQT Corporation, FirstEnergy Corporation, FPL Group Inc., Kinder Morgan Energy Partners L.P., Martin Marietta Materials Inc., MDU Resources Group Inc., NRG Energy Inc., NSTAR, Nucor Corp, PPL Corporation, Public Service Enterprise Group Inc., Sempra Energy, Southern Copper Corp., Vulcan Materials Company, Weatherford International Ltd., Williams Companies Inc., Wisconsin Energy Corporation, Xcel Energy Inc.

Incorporated outside North America

Anglo American, Rio Tinto Group

Comparator Group	Description	Companies Comprising Group
General Industry	Group consisting of companies included in the S&P/TSX 60 Index in the previous year that were also SEC registrants with international operations

Agnico-Eagle Mines Limited, Agrium Inc., Bank of Montreal, Bank of Nova Scotia, Barrick Gold Corporation, Biovail Corporation, Brookfield Asset Management Inc., Cameco Corporation, Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, Canadian Pacific Railway Limited, Enbridge Inc., EnCana Corporation, Enerplus Resources Fund, First Quantum Minerals Ltd., Fortis Inc., Gildan Activewear Inc., Goldcorp Inc., Magna International Inc., Manulife Financial Corporation, MDS Inc., Nexen Inc., Petro-Canada, Potash Corporation of Saskatchewan Inc., Power Corporation of Canada, Research in Motion Limited, Royal Bank of Canada, Saputo Inc., Sun Life Financial Inc., Suncor Energy Inc., Talisman Energy Inc., Teck Resources Limited, TELUS Corporation, Thompson Reuters Corporation, Tim Hortons Inc., Toronto-Dominion Bank, Transalta Corporation, TransCanada Corporation, Yamana Gold Inc.

6.     Executive Compensation — Key Summary Tables

a) Summary Compensation Table(1)

The following table provides information for the year ended December 31, 2009 regarding the annual compensation paid to or earned by the Company’s President and CEO, the Company’s Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2009 (the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary (US$)	Share- based Awards(2) (US$)	Option- based Awards(3) (US$)	Annual Incentive Plans(4) (US$)	Pension Value(5) (US$)	All Other Compensation(6) (US$)		Total Compensation (US$)

Tye W. Burt	2009	1,094,593	2,364,320	1,576,213	2,211,077	562,861	239,495		8,048,559
President and	2008	1,172,625	3,332,491	2,221,661	2,577,336	843,601	230,937		10,378,651
Chief Executive Officer

Timothy C. Baker	2009	503,512	882,679	588,453	695,285	207,522	132,294		3,009,745
Executive Vice-President	2008	539,408	1,278,878	852,585	982,308	290,435	115,140		4,058,754
& Chief Operating Officer

Thomas M. Boehlert	2009	547,296	772,344	514,896	837,144	227,590	79,097		2,978,367
Executive Vice-President	2008	586,313	1,156,175	770,784	978,556	349,246	37,160		3,878,234
& Chief Financial Officer

J. Paul Rollinson	2009	459,729	893,187	595,458	717,177	176,165	69,926		2,911,642
Executive Vice-President,	2008(7)	158,801	1,253,496	931,088	339,740	36,938	16,774		2,736,837
Corporate Development

Geoffrey P. Gold	2009	437,837	630,485	420,324	683,026	180,215	98,632		2,450,519
Executive Vice-President	2008	469,050	857,696	571,797	845,398	242,894	73,374	(8)	3,060,209
& Chief Legal Officer

(1)          Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange rate for 2009 and 2008 of Cdn.$1.00 rate: 2009 - 0.875674; 2008 - 0.938100.

(2)          Amounts shown represent RSUs and RPSUs granted as part of the annual compensation package of each NEO (and on hire, in the case of Mr. Rollinson in 2008) valued at the date of the grant based on the market price of the Common Shares on the TSX at market close on the last trading day immediately preceding the date of grant.  The grant date fair value in the table is the same as the accounting fair value recorded by the Company. The value shown for RPSUs represents the target final award; the final value which vests can range from 0% to 150% of units granted based on Company performance. For more details on these plans, including the treatment for the Restricted Share Units of any dividends payable on Common Shares, see the information under “Restricted Share Units” on pages 25-26, and “Restricted Performance Share Units” on pages 26-27.

(3)          Amounts shown represent Options granted as part of the annual compensation package of each NEO (an on hire, in the case of Mr. Rollinson in 2008).  The Black-Scholes model was used to calculate and assign a prospective value per Option granted to the NEOs, based on the date of grant.  Options granted as part of the annual compensation package for 2008 (granted February 2009) had a Black-Scholes value of $8.7957, while those granted for 2009 (in February 2010) had a Black-Scholes value of $7.0424. The grant date fair value in the table is the same as the accounting fair value recorded by the Company. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy. See the information under “Stock Option Plan” on pages 27-28 for more details.

(4)          Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. For Mr. Rollinson, the 2008 figure also includes a one-time signing bonus of $150,000. Additional details of each NEO’s objectives and accomplishments are provided on pages 20-22 of this Circular.  The Short-Term Incentive plan is described on pages 23-24.

(5)          This column includes contributions made to each NEO’s ERA Plan, as described on pages 29-30.

(6)          This column includes incremental costs to the Company for perquisites provided to the NEOs, including parking (fees paid for such parking); a car (CEO only — value calculated in accordance with rules for determining the taxable benefit); financial counselling/tax preparation services (fees paid for these services and to cover the tax for each NEO); additional life, accidental death, long-term disability and critical illness insurance (fees paid to obtain the additional insurance coverage for each NEO); home security services (fees paid for the service and to cover the tax for each NEO); an executive medical membership (fees paid for this membership for each NEO); and a health spending account (amount made available to each executive in this account, regardless of amount actually used).  Further details relating to benefits and perquisites, including the amount of perquisites over 25% of the total perquisite value for each NEO, can be found on page 29. In addition to perquisites, the figures in this column also include the value of the Company match for the Employee Share Purchase Plan, as outlined on page 29.

(7)          Mr. Rollinson joined Kinross in September, 2008.

(8)          Mr. Gold serves as a director of Sage Gold Inc., formerly Consolidated Puma Minerals Corp. (“Sage”), a corporation listed on the TSX Venture Exchange in which Kinross holds an interest (approximately 8% as of February 28, 2010).  In his capacity as a director of Sage, Mr. Gold received options to purchase common shares of Sage pursuant to Sage’s stock option plan. Pursuant to arrangements between Mr. Gold and Kinross, Kinross will receive any economic benefit that results from the exercise of such options. As of March 24, 2010, Mr. Gold has not exercised any Sage options.

b) Outstanding Share-based awards and Option-based awards

The following table provides details regarding the outstanding RSUs (including RPSUs) and Options granted to the NEOs as of December 31, 2009:

		Option-based Awards				Share-based Awards (RSUs)
Name	Grant Date	Common Shares underlying unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares that have not vested (#)	Market or payout value of RSU awards that have not vested(2) ($)
Tye W. Burt	Mar. 23, 2005	145,000	12.73	Mar. 23, 2010	962,800	329,971	6,391,532
	Apr. 3, 2006	150,000	12.73	Apr. 3, 2011	996,000
	Jan. 2, 2007	200,000	13.82	Jan. 2, 2012	1,110,000
	Dec. 12, 2007	173,010	18.10	Dec. 12, 2012	219,723
	Feb. 26, 2008	283,046	23.79	Feb. 26, 2013	—
	Feb. 23, 2009	269,250	23.74	Feb. 23, 2014	—

Timothy C. Baker	May 9, 2006	20,000	13.51	May 9, 2011	117,200	100,533	1,947,318
	Jan. 2, 2007	15,000	13.82	Jan. 2, 2012	83,250
	Dec. 12, 2007	40,000	18.10	Dec. 12, 2012	50,800
	Feb. 26, 2008	122,126	23.79	Feb. 26, 2013	—
	Feb. 23, 2009	103,328	23.74	Feb. 23, 2014	—

Thomas M. Boehlert	Jan. 2, 2007	45,000	13.82	Jan. 2, 2012	249,750	111,246	2,154,836
	Dec. 12, 2007	75,260	18.10	Dec. 12, 2012	95,580
	Feb. 26, 2008	126,437	23.79	Feb. 26, 2013	—
	Feb. 23, 2009	93,415	23.74	Feb. 23, 2014	—

J. Paul Rollinson	Sep. 24, 2008	80,000	17.60	Sep. 24, 2013	141,600	74,035	1,434,059
	Feb. 23, 2009	27,906	23.74	Feb. 23, 2014	—

Geoffrey P. Gold	Apr. 18, 2009	18,334	13.18	Apr. 18, 2011	113,487	83,956	1,626,223
	Jan. 2, 2007	10,000	13.82	Jan. 2, 2012	55,500
	Dec. 12, 2007	61,419	18.10	Dec. 12, 2012	78,002
	Feb. 26, 2008	100,575	23.79	Feb. 26, 2013	—
	Feb. 23, 2009	69,299	23.74	Feb. 23, 2014	—

(1)   Based on the Common Share price on the TSX on December 31, 2009 of $19.37, less the Option Exercise Price.

(2)   Based on the Common Share price on the TSX on December 31, 2009 of $19.37.

c) Incentive Plan Awards — Value Vested or Earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2009 under the Short-term Incentive plan and the Long-term Incentive plan: (1)

Name	Option-based Awards – Value vested during the year ($)	Share-based awards(2) – Value vested during the year ($)	Short-term Incentive Plan – Value earned during the year ($)
Tye W. Burt	1,057,558	3,015,130	2,525,000
Timothy C. Baker	275,485	696,275	794,000
Thomas M. Boehlert	450,078	1,221,492	956,000
J. Paul Rollinson	212,000	666,068	819,000
Geoffrey P. Gold	199,269	668,893	780,000

(1)        The price of Common Shares on the TSX at the close of markets on December 31, 2009 was $19.37.

(2)        Includes vested RSUs awards.

d) Pension and Other Benefit Plans - Executive Retirement Allowance Plan

In 2004, the Company adopted the ERA Plan, the terms of which are described under “Compensation Elements — Pension and Other Retirement Benefit Plans” on pages 29-30. The following is a table showing the accumulated value under the ERA Plan in 2009 for each NEO (rounded to the nearest whole dollar):

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated value at year end ($)
Tye W. Burt	1,938,507	562,500	80,275	2,581,282
Timothy C. Baker	490,326	215,624	21,361	727,311
Thomas M. Boehlert	594,992	234,376	25,527	854,895
J. Paul Rollinson	39,375	196,876	4,300	240,551
Geoffrey P. Gold	419,043	187,500	18,301	624,844

7.     Employment Contracts

Upon hire, all NEOs enter in to an agreement with the Company relating to their employment (the “Employment Agreements”).  The Employment Agreements set out the starting compensation terms for the NEO, as well as additional terms and conditions of employment.  Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined in Section 4 above.

a) Compensation on Termination of Employment

Among other things, the Employment Agreements for each of the NEOS, other than Mr. Burt and Mr. Rollinson, generally outline terms relating to termination of employment with the Company.  Mr. Burt’s Employment Agreement provides for severance payment only in the event that he voluntarily terminates his employment within 12 months following a change of control. Termination of employment is always by written notice, and may be by the Company, with or without cause, or by the resignation of the executive.  Following termination of employment, each of the NEOs (other than Mr. Burt and Mr. Rollinson) under his Employment Agreement is subject to non-competition and non-solicitation covenants by competitors, for a period of 12 months.

The table below outlines the compensation to NEOs (other than Mr. Burt and Mr. Rollinson) in the event of termination of employment without cause by the Company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a “Triggering Event”).  The table also outlines the compensation to NEOs (other than Mr. Burt and Mr. Rollinson) if the NEO is subject to a Triggering Event within 18 months of the change of control of the Company, which includes, among other things:

•                  a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders,

•                  a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company, or

•                  the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Provision	Termination(1)(2)	Change of Control
Lump Sum severance payment equal to the aggregate of:

2 times:

base salary; and

the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus).

3 times (2.9 times for Mr. Boehlert):

base salary; and

the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus).

Reimbursement for legal and counselling services:	up to $10,000

Benefits and ERA Plan Contribution Periods:

continue for the ensuing 2 years or, alternatively, a lump sum payment equal to 30% of the NEO’s salary at the time of termination in respect of benefits, and a lump sum equal to the present value of 2 years of ERA Plan contributions continue for 3 years (2.9 years for Mr. Boehlert) or, alternatively, a lump sum payment equal to 30% of the NEO’s salary at the time of change of control in respect of benefits, and a lump sum equal to the present value of 3 years (2.9 years for Mr. Boehlert) of ERA Plan contributions

RSUs/RPSUs and Options:		vest immediately and remain in effect until their normal expiry

(1)          Mr. Boehlert will receive the following additional benefits: any of his options which were scheduled to vest during the 2-year period following his termination will be permitted to vest, and he shall be entitled to exercise all his vested options at any time from date of vesting to the end of that 2-year period or expiry of the option, whichever is earlier; he will be entitled to participate in the Employee Share Purchase Plan during the 2-year period following his termination; and all RSUs/RPSUs outstanding on the termination date will be immediately exercisable and the Company shall issue Common Shares to him.

(2)          In the case of Mr. Burt and Mr. Rollinson, any severance payment will be determined in accordance with the common law.

If a change of control of the Company occurs and Mr. Burt gives notice voluntarily terminating his employment within 12 months of such change of control, Mr. Burt is entitled to a severance payment equal to 2.5 times his current base salary, target bonus and pension and benefits.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the NEOs and no compensatory plans or arrangements with respect to the NEOs that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.(1) No Named Executive Officer would receive an incremental payment or benefit in the event the Named Executive Officer is terminated for cause or voluntarily terminates.

Name	Retirement(2) ($)	Death(3) ($)	Involuntary Termination Without Cause (incl. constructive dismissal)(4) ($)	Change of Control(3) ($)	Termination Following Change of Control(5) ($)
Tye W. Burt	—	73,430	n/a	73,430	11,081,400
Timothy C. Baker	—	23,948	3,591,925	23,948	5,284,588
Thomas M. Boehlert	—	24,057	4,033,535	24,057	5,699,981
J. Paul Rollinson	—	24,090	n/a	24,090	n/a
Geoffrey P. Gold	—	18,579	3,019,782	18,579	4,439,073

(1)   This table reflects the estimated incremental payments that are triggered under each circumstance listed in the columns above.  It does not include vested Options or accrued pension benefits under the ERA Plan.

(2)   Upon retirement, NEOs receive accumulated values in the ERA Plan as reported under “Pension and Other Retirement Benefit Plans” on pages 29-30.

(3)   RSUs, RPSUs and Options vest immediately upon death and change of control. The amounts shown represent the present value of the accelerated vesting of Options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans.  Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2009 corresponding to each applicable discount period.

(4)   Amounts shown include: a payment of two times base salary; two times the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary; the present value of a two year ERAP accrual; and financial counseling; and the present value of the accelerated vesting of RSUs and RPSUs (assuming vesting at target) for Mr. Boehlert.  For Mr. Boehlert, these benefits would also apply if he were deemed terminated due to disability. Mr. Burt’s and Mr. Rollinson’s involuntary termination without cause severance payment is to be determined in accordance with the common law.

(5)   Amounts shown include a payment of three times (2.9 for Mr. Boehlert) base salary and the greater of target bonus or two-year average actual bonus (or actual one year bonus if not employed for 2 years or target bonus if new); benefits valued at 30% of salary; the present value of a three year ERAP accrual (2.9 for Mr. Boehlert); and financial counseling.  Mr. Burt’s amount includes a payment of 2.5 times base salary and target bonus; benefits valued at 30% of salary; and the present value of a 2.5 year ERAP accrual. All outstanding RSUs and Options become immediately exercisable on change of control, however the amounts shown do not include the present value of the accelerated vesting of RSUs and Options as this is noted in the previous column.  Mr. Rollinson’s termination following change of control severance payment is to be determined in accordance with the common law.

b) Compensation on Retirement or Death

Type of Termination	Severance	Short-term Incentive	Options	RSUs	Benefits	Retirement Plan
Retirement	None	Prorated incentive paid based on retirement date	Vested Options must be exercised within 60 days; unvested Options are forfeited	RSUs subject to a Restricted Period are forfeited, and those subject solely to a Deferred Payment Date are exercised for Common Shares	None	Retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested Options vest with lesser of 12 months and original term to exercise	All RSUs automatically exercised for Common Shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

8. Additional Equity Compensation Plan Information

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2009(1):

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and RSUs units(2)	Weighted-average price of outstanding Options, warrants and RSUs(3)	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	9,090,100	$18.80	11,735,597
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	9,090,100	$18.80	11,735,597

(1)          This table does not include Options and RSUs granted in early 2010 prior to the date of this Circular.

(2)          Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options (including Options granted under acquired companies’ plans) and RSUs.

(3)          Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 1,882,922 RSUs were outstanding as of December 31, 2009.

(4)          Based on the maximum number of Common Shares reserved for issuance upon exercise of Options under the Stock Option Plan of 17,166,667 and under the Restricted Share Plan of 8,000,000.

(5)          In addition, as of December 31, 2009, 2,618,419 Common Shares remained available for issuance under the Employee Share Purchase Plan.

Currently, a maximum of 22,833,333 Common Shares, representing approximately 3.28% of the Common Shares issued and outstanding as at March 24, 2010, may be issued under the Share Incentive Plan.  As at March 24, 2010, there were 5,349,116 Common Shares, representing approximately 0.77% of the issued and outstanding Common Shares, to be issued upon the exercise of outstanding Options under the Share Incentive Plan, and 2,618,419 Common Shares, representing approximately 0.38% of the issued and outstanding Common Shares, remaining available for issuance under the Employee Share Purchase Plan.  Currently, a maximum of 8,000,000 Common Shares, representing approximately 1.15% of the Common Shares issued and outstanding as at March 24, 2010, may be issued under the Restricted Share Plan.  As at March 24, 2010, there were 2,686,534 Common Shares, representing approximately 0.39% of the issued and outstanding Common Shares, remaining available for issuance under the Restricted Share Plan.

The following table sets out the Overhang, Dilution and Burn Rate percentages in respect of Options under the Company’s Stock Option Plan for the fiscal years ended 2009, 2008 and 2007:

	2009	2008	2007
Overhang(1)	1.73%	2.01%	0.97%
Dilution(2)	0.60%	0.65%	0.58%
Burn Rate(3)	0.21%	0.23%	0.31%

(1)          “Overhang” means the total number of Options available for issuance, plus all Options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(2)          “Dilution” means Options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Company at the end of the fiscal year.

(3)          “Burn Rate” means the number of Options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Company at the end of the fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the Company, as at March 24, 2010 there was no outstanding indebtedness to the Company or its subsidiaries incurred by Directors, executive officers or employees, or former Directors, executive officers or employees of the Company and its subsidiaries in connection with the purchase of securities of the Company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its Directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Interest of Informed Persons in Material Transactions

Since January 1, 2009, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its Committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices.  Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled “Corporate Governance Guidelines” and related disclosure requirements that were adopted in 2005 (the “Corporate Governance Guidelines”), as well as by the Securities and Exchange Commission (“SEC”) and the NYSE giving effect to the provisions of the Sarbanes-Oxley Act of 2002 (United States).  The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.

The Company’s corporate governance practices have been designed to be in line with applicable Canadian corporate governance requirements and guidelines. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators.  Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The Board, through its Corporate Governance Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporategovernance practices and the Corporate Governance Committee recommends to the Board changes to the Company’s governance practices in light of changing governance expectations, regulations and best practices.

The Board of Directors

There are currently nine members of the Board, of whom 8 are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent Directors hold regularly scheduled meetings (at least once every quarter).  Mr. Burt is not independent as he is an officer of the Company.

The Board has appointed a Chair, Mr. John Oliver.  The Chair of the Board (also referred to as the Independent Chair) is an independent Director who has been designated by the full Board to assume the leadership of the Board and to enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board.  The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the Board.  These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as:

•                  chairing all meetings of Directors;

•                  providing leadership to the Board to enhance the Board’s effectiveness;

•                  managing the Board;

•                  acting as a liaison between the Board and management; and

•                  representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available upon request to the Corporate Secretary of the Company.

The Directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2009, the independent Directors held a meeting without members of management being present prior to each regularly scheduled meeting of Directors, for a total of four meetings.

The attendance record of each Director and Committee member at meetings held during the last year is set out in the table appearing under “Nominees for Election as Directors”.

The names of other reporting issuers for whom certain Kinross Directors also serve as directors are set out in the table appearing under “Nominees for Election as Directors”.

Board Charter and Report on Board Activities

The Board mandate has been formalized in a written charter.  The Board discharges its responsibilities directly and through Committees of the Board, currently consisting of the Audit and Risk Committee, Corporate Governance Committee, Corporate Responsibility Committee, Human Resources, Compensation and Nominating Committee and Special Committee.

The Charter of the Board sets out specific responsibilities, some of which include:

•                  appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to ensure the independence of the Board;

•                  the adoption of a strategic planning process, approval of Strategic Plans and monitoring performance against such plans;

•                  the review and approval of corporate objectives and goals applicable to senior management of the Company;

•                  defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time; and

•                  obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Additional functions of the Board are included in its Charter or have been delegated to its Committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule “A” to this Circular.

In carrying out its mandate, the Board met fourteen (14) times in 2009.  At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:

•                  reviewed and approved financial statements;

•                  obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities;

•                  adopted a Strategic Plan proposed by management;

•                  approved the 2009 budget;

•                  received reports from the Chair of the Corporate Responsibility Committee regarding environmental, health and safety matters;

•                  received reports from the Chair of the Audit and Risk Committee regarding financial, audit and internal control matters;

•                  received reports from the Chair of the Risk Committee (prior to the merger of the Risk Committee with the Audit Committee) regarding the implementation and operationalization of the risk management framework;

•                  considered possible strategic initiatives for the Company; and

•                  reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

The Independent Chair of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the charters of the Committees. In general, Committee Chairs fulfill their responsibilities by doing the following, among other things:

•                  review and approve the agenda for each Committee meeting;

•                  preside over Committee meetings;

•                  obtain reports from management regarding matters relevant to their mandate; and

•                  report to the full Board and make recommendations to the Board regarding matters in their Committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which include:

•                  assume the leadership of management and the day to day leadership of the Company;

•                  develop and recommend Kinross’ Strategic Plans;

•                  implement Kinross’ business and operational plans;

•                  report regularly to the Board on the overall progress of Kinross against its financial and operational objectives;

•                  ensure that Kinross’ strategic business is carried out efficiently and with integrity; and

•                  communicate and liaise with investors, other stakeholders and public markets.

Skills and Experience

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to its Board.

Skill/Experience	Directors with Significant Skills/Experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	6

International — experience working in a major organization that has business in one or more international jurisdictions	6

Skill/Experience	Directors with Significant Skills/Experience
Senior Officer — experience as a CEO/COO/CFO of a publicly listed company or major organization	6

Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	5

Mining or Global Resource Industry — experience in the mining industry, combined with a strong knowledge of market participants	4

Information technology — experience in information technology with major implementations of management systems	2

Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2

Investment banking/Mergers & acquisitions — experience in investment banking, finance or in major mergers and acquisitions	6

Financial literacy — Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	5

Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	4

Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	4

Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	5

Governance/board — experience as a board member of a major organization	7

Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	3

In addition to the relevant skills contained in the above skills matrix, the HRCNC takes into account the diversity of the candidates when filling Board vacancies and changing its composition. Diversity (including gender, aboriginal heritage, age, geographic representation and political affiliation) plays an important role in bringing together the breadth of perspective necessary for success and enhancing Board performance.

Kinross also tracks the number of Directors who have significant operating experience, limited experience or not experience in these areas.

New Director Orientation and Continuing Education

The HRCNC, in conjunction with the Independent Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new Directors are provided with an orientation and education program which includes written information about the duties and obligations of Directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other Directors.

Continuing education helps Directors keep up to date on changing governance issues and requirements, and understand issues the Company faces within the context of its business. The Board recognizes the importance of ongoing Director education and the need for each Director to take personal responsibility for this process.  To facilitate ongoing education of the Directors, the HRCNC, the Independent Chair or the Chief Executive Officer will, as may be necessary from time to time:

•                  request that Directors determine their training and education needs and interests;

•                  arrange ongoing visitation by Directors to the Company’s facilities and operations;

•                  arrange the funding for the attendance of Directors at seminars or conferences of interest and relevance to their position as a Director of the Company; and

•                  encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

Each of the current Directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. The Company provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s Directors during the financial year ended December 31, 2009.  The Audit Committee has also developed a continuing education program for its members and those sessions are included in the table. In addition to these, the Directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted By	Attended By
February 17, 2009	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John K. Carrington George F. Michals

February 17, 2009	Presentation on Tailings Management and Air Emissions and Control	Kinross Gold Corporation	John K. Carrington John A. Keyes Terence C.W. Reid

June 3, 2009	Tour of the sorting operations of Harry Winston	Harry Winston Diamond Corporation	John A. Brough Tye W. Burt John K. Carrington George F. Michals John E. Oliver

June 29, 2009	Visit to the Diavik Mine	Harry Winston Diamond Corporation	John A. Brough Tye W. Burt John K. Carrington George F. Michals John E. Oliver

June 30, 2009	Visit to the Fort Knox Mine	Kinross Gold Corporation	John A. Brough John K. Carrington George F. Michals John E. Oliver

August 11, 2009	Presentation on Legislative Matters and Regulatory matters in Operating Jurisdictions	Kinross Gold Corporation	John K. Carrington John A. Keyes Terence C.W. Reid

September, 2009	Presentation on International Financial Reporting Standards	KPMG LLP	John A. Brough John M.H. Huxley Terence C.W. Reid

September 21-22, 2009	Presentation on Gold, Diamonds and Other Complementary Minerals	BMO Nesbitt Burns	John A. Brough Tye W. Burt Wilson N. Brumer(1) John K. Carrington John M.H. Huxley George F. Michals Catherine McLeod-Seltzer John E. Oliver Terence C.W. Reid

September 21-22, 2009	Presentation on South American Politics	Eurasia Group	John A. Brough Tye W. Burt Wilson N. Brumer(1) John K. Carrington John M.H. Huxley George F. Michals Catherine McLeod-Seltzer John E. Oliver Terence C.W. Reid

October 27, 2009	Report on Equity Compensation, Say on Pay and Shareholder Engagement	Mercer	John A. Brough Tye W. Burt John M.H. Huxley Catherine McLeod-Seltzer John E. Oliver

Date	Topic	Presented/Hosted By	Attended By
October 27, 2009	Presentation on insurance coverage and general market conditions	Marsh Canada Ltd.	John A. Brough John M.H. Huxley Terence C.W. Reid

December 9, 2009	Presentation on the disclosure requirements for Mineral Reserve and Mineral Resource reporting, and the Company’s related processes and methodology.	Kinross Gold Corporation (Robert Henderson, Senior Vice-President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource reporting).	John A. Brough Tye W. Burt Wilson N. Brumer(1) John A. Carrington John M.H. Huxley John A. Keyes Catherine McLeod-Seltzer George F. Michals John E. Oliver Terence C.W. Reid

(1) Mr. Brumer resigned from the Board for personal reasons effective January 31, 2010.

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for Directors first appointed after that date.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring that all Directors, officers and employees receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s local minesite managers and/or, in accordance with the Code and the Company’s Whistleblower Policy, to the Chair of the Corporate Governance Committee, the Chief Legal Officer or Vice-President, Legal or, as app;licable, to the Senior Vice-President, Human Resources. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that Directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a Director, officer or employee of the Company has a material interest, which include ensuring that Directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a Director declares an interest in any material contract or transaction being considered at a meeting of Directors, the Director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages adherence to an overall culture of ethical business conduct by:

•                  promoting compliance with applicable laws, rules and regulations;

•                  providing guidance to Directors, officers and employees to help them recognize and deal with ethical issues;

•                  promoting a culture of open communication, honesty and accountability; and

•                  ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The HRCNC, which is composed entirely of independent Directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The mandate of the HRCNC has been formalized in a written charter. Among the duties under its mandate, the HRCNC:

•                  reviews the composition of the Board to ensure that an appropriate number of independent Directors sit on the Board;

•                  analyzes the needs of the Board when vacancies arise;

•                  ensures that an appropriate selection process for new Board nominees is in place; and

•                  makes recommendations to the Board for the election of nominees to the Board.

In assessing the compensation of the Board, the HRCNC takes into account the following considerations:

•                  the independence of each Director;

•                  the competencies and skills that the Board, as a whole, should possess; and

•                  the current strengths, skills and experience represented by each Director, as well as each Director’s personality and other qualities as they affect Board dynamics.

In carrying out its mandate, the HRCNC met ten (10) times in 2009.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Majority Voting for Directors

The Board adopted a majority voting policy for the election of Directors at the Meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the HRCNC. The HRCNC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation.  The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the HRCNC or the Board regarding the resignation.

Director Compensation

Details respecting Director compensation and Director share ownership guidelines are set out under “Independent Directors’ Fees” on pages 10-12 and “Independent Directors’ Share Ownership” on page 12.

Board Committees

Audit and Risk Committee

The Audit and Risk Committee is composed of three independent Directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough, is an audit committee financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing:

•                  the integrity of Kinross’ financial statements;

•                  the independent auditors’ qualifications and independence;

•                  the performance of the internal audit functions; and

•                  the process for identifying and managing business risks.

Effective August 2009, the Risk Committee was merged with the Audit Committee to become the Audit and Risk Committee.

The Committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters.   The Committee reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the Company’s assets and stakeholders, assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risk; reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the Audit and Risk Committee met seven (7) times in 2009.  The Committee fulfilled its mandate by doing the following, among other things:

•                  reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases;

•                  obtained treasury reports on cash flows, gold sales and borrowing matters;

•                  met with the internal audit function;

•                  met with the external auditors with and without management being present;

•                  met with management separately;

•                  approved audit engagements;

•                  obtained reports from the external auditors regarding internal controls;

•                  Reported to the full Board on financial, audit and internal control matters; and

•                  Reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system.

Additional information regarding the Company’s Audit and Risk Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit and Risk Committee” and a copy of the Audit and Risk Committee Charter is attached to the AIF as Schedule “A”.  The AIF is filed on SEDAR at www.sedar.com.  A copy of the Charter is also available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent Directors. The mandate of the Corporate Governance Committee has been formalized in its written charter.  Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including:

•                  assisting the Independent Chair in carrying out his responsibilities;

•                  annually reviewing the Board and Committee Charters;

•                  recommending procedures to permit the Board to meet on a regular basis without management;

•                  adopting procedures to ensure that the Board can conduct its work effectively and efficiently;

•                  receiving periodic reports on compliance of core policies; and

•                  reporting to the full Board on corporate governance matters.

In carrying out its mandate, the Corporate Governance Committee met four (4) times in 2009. The Committee fulfilled its responsibilities by doing the following, among other things:

•                  reviewed the completed Board self-evaluation forms, individual Director evaluation forms and the evaluation forms of the Independent Chair and the Chief Executive Officer;

•                  provided feedback to the full Board regarding the above evaluations;

•                  assessed the Company’s directors and officers liability insurance needs;

•                  reviewed and made recommendations to revise the Board and Committee charters;

•                  reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices; and

•                  approved a 360 degree peer review process (commencing 2010)

A copy of the Corporate Governance Committee Charter is available upon request to the Vice-President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Responsibility Committee

The Company has a Corporate Responsibility Committee (formerly the Environmental, Health and Safety Committee) comprised entirely of independent Directors. The mandate of the Corporate Responsibility Committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes providing advice to assist management in achieving the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Corporate Responsibility Committee met four (4) times during 2009.  The Committee fulfilled its mandate by obtaining, among other things:

•                  periodic reports from management on health and safety matters and environmental compliance reports;

•                  regular updates on reclamation matters;

•                  periodic updates on major project permitting activities; and

•                  periodic updates on legislative and regulatory matters, and on the implementation of the Company’s corporate responsibility strategy.

In addition to the above, the Corporate Responsibility Committee provided feedback and advice to management regarding these matters and reported to the full Board on environmental, health, safety, project permitting and corporate responsibility matters related to the Company’s operations and activities.

A copy of the Corporate Responsibility Committee Charter is available upon request to the Vice-President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Human Resources, Compensation and Nominating Committee

The Human Resources, Compensation and Nominating Committee (or HRCNC), which is composed entirely of independent Directors, is responsible for making recommendations to the Board on all matters relating to the compensation of the officers, Directors and employees of the Company. For the purpose of its mandate, the HRCNC reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals.  In addition, the HRCNC is responsible for identifying and proposing new qualified nominees to the full Board and for assessing Directors on an on-going basis and to review and make recommendations to the Board as to all such matters. In that regard, the HRCNC maintains an evergreen list of potential candidates for appointment to the Board and a skills matrix to identify skills for recruitment when making changes to the Board (see “Skills and Experience” on pages 38-39).  The mandate of the HRCNC has been formalized in a written charter.

In 2009, the HRCNC engaged Mercer Human Resource Consulting to provide support to the HRCNC in determining compensation for the Company’s officers and Directors during the most recently completed financial year. Determinations made by the HRCNC reflect factors and considerations other than the information provided by Mercer.

The HRCNC annually reviews succession plans for the CEO and senior leadership team.   Internal and external candidates are identified and the development of plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly.  The Board becomes familiar with candidates for CEO and NEO positions through presentations and annual joint management and Board planning sessions.

In carrying out its mandate, the HRCNC met ten (10) times in 2009. For more details regarding the responsibilities of the HRCNC and its activities, see the “Compensation Discussion and Analysis”.

A copy of the HRCNC Charter is available upon request to the Corporate Secretary and on the Company’s website at www.kinross.com.

Risk Committee

Effective August, 2009, the Risk Committee was merged with the Audit Committee to form the Audit and Risk Committee.

The Board formed the Risk Committee in 2006.  The Committee was comprised entirely of independent Directors.  Its mandate was formalized in a written charter And was, generally, to review the principal risks affecting Kinross’ business and to assess the steps and processes put into place by management for identifying and minimizing such risks.

In carrying out its mandate prior to the merger with the Audit Committee, the Risk Committee met two (2) times in 2009.  The Risk Committee reviewed reports from Kinross’ Vice-President, Commercial Development regarding Kinross’ risk management activities, including with respect to the implementation and operationalization of an enterprise risk management framework.

Special Committee

This Committee assists management and the Board on matters of strategic planning and acquisition activities.  This Committee met three (3) times in 2009.

Board Assessments

The current practice of the Board is for the Independent Chair of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual Directors.  The Board has a formal Board evaluation process which consists of evaluation forms for the Board, as a whole and for individual Directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made.  The evaluation of individual Directors is aimed at ensuring that each Board member brings an adequate contribution to the Board as a whole in light of its overall needs.  Such evaluations are used by the Independent Chair and the Corporate Governance Committee to recommend changes to Board composition or Board structure, as may be required from time to time.

The Board has adopted performance schedules for the Board and each of its Committees.  These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure: (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Feedback to the Board of Directors

Kinross’ shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5.  All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of Certain Persons in Matters to be Acted Upon

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2009, (b) proposed nominee for election as a Director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described in this Circular, the Company’s management’s discussion and analysis, the notes to the Company’s financial statements, and the Company’s Annual Information Form, since December 31, 2009, no informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

ADDITIONAL MATTERS

Directors’ and Officers’ Insurance

The Company has a policy of insurance for its Directors and officers and those of its subsidiaries. The limit of liability applicable to all insured Directors and officers under the current policies, which will expire on February 15, 2011, is US$100 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the Directors and officers in excess of a deductible of US$5 million for each loss for securities claims and US$1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2010 is US$1,309,034, for 2009 was US$1,338,300 and for 2008 was US$1,359,500, no part of which is or was payable by the Directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Submission Date for 2011 Shareholder Proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders in 2011 is March 7, 2011.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.kinross.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2009 which accompany this Circular and can also be found on SEDAR at www.sedar.com.  Shareholders may also contact the Vice-President, Investor Relations of the Company by phone at (416) 365-2744 or by e-mail at erwyn.naidoo@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Shelley M. Riley”
Shelley M. Riley
Toronto, Ontario	Vice-President, Administration and
March 25, 2010	Corporate Secretary

Schedule A

CHARTER OF THE BOARD OF DIRECTORS

I.              Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross.  The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resource, Compensation and Nomination Committee, Corporate Responsibility Committee, and Corporate Governance Committee.  The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.            Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.  In addition at least three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee.  A copy of the independence requirements is reproduced in Schedule “I” attached hereto.

III.           Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•                              Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form

•                              Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

•                              Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•                              The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues and nomination of board members; (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; (v) risk management; and (vi) issues relating to compensation of officers and employees.

•                              Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•                              With the assistance of the Human Resources, Compensation and Nominating Committee:

•      Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

•      Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings

•      Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

•      Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

•      Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Human Resources, Compensation and Nominating Committee.

•                              With the assistance of the Corporate Governance Committee:

•      Developing Kinross’ approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

•      The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•                              With the assistance of the Audit and Risk Committee:

•      Reviewing the integrity of Kinross’ internal control and management information systems.  Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

•      Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•      Assessing the independence of the auditors.

•      Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.

•      Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

•      Review the process for identifying and managing business risks.

•                              With the assistance of the Corporate Responsibility Committee:

•      Overseeing the development and implementation of policies and practices of Kinross relating to environmental issues and compliance with environmental laws.

•      Overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues and compliance with health and safety laws.

•                              With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

•                              Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

•                              Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•                              The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Risk Committee and monitoring performance against the plan.

•                              The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•                              Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

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•                              Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

•                              Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•                              Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.                                Miscellaneous

1.                                       The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.                                       The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.                                       The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feed back received.

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SCHEDULE “I”
TO

CHARTER OF BOARD OF DIRECTORS

I.              Independence Requirements of Multilateral Policy 58-201

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)                                  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm; or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                    an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

II.            Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

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In addition:

(a)                                  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)                                 A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)                                  A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)                                 A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-800-775-5159

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272